UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2010
Commission File Number 001—32945
WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)
Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22 - 4095 -2100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No: 333-136168).
CONVENTIONS USED IN THIS REPORT
In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “dollars” or “US dollars” are to the legal currency of the US and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. References to “pound sterling” or “£” are to the legal currency of the UK. References to the Euro are to the legal currency of the European Monetary Union References to “pence” are to the legal currency of Jersey, Channel Islands. Our financial statements are presented in US dollars and are prepared in accordance with US generally accepted accounting principles, or US GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “the company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.
We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP measure that is calculated as revenue less payments to automobile repair centers and more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:
•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	the implications of the accounting changes and restatement of our financial statements described in “Explanatory Note Regarding our Consolidated Financial Statements” for our reporting with the Commission, and any adverse developments in existing legal proceedings or the initiation of new legal proceedings;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	increasing competition in the BPO industry;

•	our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd., or Aviva Global (which we have renamed as WNS Customer Solutions (Singapore) Private Limited, or WNS Global Singapore following our acquisition) and our master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, as described below;

•	our ability to successfully consummate strategic acquisitions; and

•	volatility of our ADS price.
These and other factors are more fully discussed in our other filings with the Securities and Exchange Commission, or the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2010. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I — FINANCIAL INFORMATION
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	September 30,	March 31,
	2010	2010
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$24,648	$32,311
Bank deposits and marketable securities	12	45
Accounts receivable, net of allowance of $3,483 and $3,152 respectively	70,401	44,082
Accounts receivable — related parties	319	739
Unbilled revenue	32,602	40,892
Funds held for clients	1,865	11,372
Employee receivables	2,018	1,526
Prepaid expenses	3,400	2,101
Prepaid income taxes	5,343	5,602
Deferred tax assets	2,353	1,959
Other current assets	30,938	36,308

Total current assets	173,899	176,937
Goodwill	92,820	90,662
Intangible assets, net	172,380	188,079
Property and equipment, net	48,982	51,700
Other assets	5,074	10,242
Deposits	7,047	7,086
Deferred tax assets	29,297	25,184

TOTAL ASSETS	$529,499	$549,890

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current liabilities:
Accounts payable	$28,901	$27,900
Current portion of long term debt	40,000	40,000
Short term line of credit	10,980	—
Accrued employee cost	26,342	30,977
Deferred revenue	6,610	4,891
Income taxes payable	2,540	2,550
Other current liabilities	61,765	67,585

Total current liabilities	177,138	173,903
Long term debt	72,715	95,000
Deferred revenue	7,474	3,515
Other liabilities	2,571	3,727
Accrued pension liability	4,432	3,921
Deferred tax liabilities	8,113	8,343
Derivative contracts	3,557	7,600

TOTAL LIABILITIES	276,000	296,009

Commitments and contingencies
Redeemable noncontrolling interest	—	278
WNS (Holdings) Limited shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized:
50,000,000 shares; Issued and outstanding: 44,329,959 and 43,743,953 shares, respectively	6,937	6,848
Additional paid-in-capital	205,313	203,531
Retained earnings	49,670	50,797
Accumulated other comprehensive loss	(8,421)	(7,573)

Total WNS (Holdings) Limited shareholders’ equity	253,499	253,603

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	$529,499	$549,890

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, amounts in thousands, except per share data)

	Three months ended		Six months ended
	September 30		September 30
	2010	2009	2010	2009
		(As restated		(As restated
		See Note 2)		See Note 2)
Revenue:
Third parties	$153,090	$145,342	$302,144	$278,385
Related parties	1,069	635	1,979	685

	154,159	145,977	304,123	279,070
Cost of revenue	120,990	109,075	244,217	205,023

Gross profit	33,169	36,902	59,906	74,047
Operating expenses:
Selling, general and administrative expenses	19,654	22,098	39,234	42,864
Amortization of intangible assets	7,922	8,081	15,902	16,281

Operating income	5,593	6,723	4,770	14,902
Other (income) expenses, net	(1,907)	2,058	399	4,882
Interest expense	1,921	3,445	4,614	7,561

Income (loss) before income taxes	5,579	1,220	(243)	2,459
Provision for income taxes	752	225	1,249	541

Net income (loss)	4,827	995	(1,492)	1,918
Less: Net loss attributable to redeemable noncontrolling interest	(94)	(356)	(368)	(470)

Net income (loss) attributable to WNS (Holdings) Limited shareholders	$4,921	$1,351	$(1,124)	$2,388

Earnings per share of ordinary share
Basic	$0.11	$0.02	$(0.03)	$0.04

Diluted	$0.11	$0.02	$(0.03)	$0.04

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, amounts in thousands)

	Six months ended
	September 30,
	2010	2009
		(As restated
		See Note 2)
Cash flows from operating activities
Net cash provided by operating activities	$8,981	$31,512

Cash flows from investing activities
Acquisition, net of cash acquired	(494)	—
Facility and property cost	(6,779)	(6,365)
Proceeds from sale of property and equipment, net	158	462
Marketable securities sold and deposits, net	34	5,987

Net cash (used in) provided by investing activities	(7,081)	84

Cash flows from financing activities
Ordinary shares issued and subscribed	714	1,021
Excess tax benefits from share-based compensation	313	969
Proceeds from long term debt	64,895	—
Repayment of long term debt	(87,750)	(30,000)
Payment of debt issuance cost	(890)	(47)
Proceeds from (repayments of) short term borrowings, net	10,631	(4,814)
Principal payments under capital leases	—	(57)

Net cash used in financing activities	(12,087)	(32,928)

Effect of exchange rate changes on cash	2,524	2,612
Net change in cash and cash equivalents	(7,663)	1,280
Cash and cash equivalents at beginning of period	32,311	38,931

Cash and cash equivalents at end of period	$24,648	$40,211

See accompanying notes.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
1. Basis of presentation
The accompanying unaudited condensed consolidated financial statements of WNS (Holdings) Limited (the “Company” or “WNS”) have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and with the instructions of Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending March 31, 2011. The balance sheet at March 31, 2010 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by US GAAP for complete financial statements. These condensed consolidated financial statements is to be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010.
Consolidation
The Company consolidates all the subsidiaries where it holds, directly or indirectly, more than 50% of the total voting power or where it exercises control.
2. Restatement and reclassification of previously issued consolidated financial statements
In the audited consolidated financial statements for the year ended March 31, 2010, the Company restated its previously issued consolidated financial statements for the years ended March 31, 2009 and 2008. The Company also restated its previously issued condensed consolidated income statements for the first, second and third quarters of fiscal year ended March 31, 2010 included in its annual report on Form 20-F for the year ended March 31, 2010 filed with the US Securities and Exchange Commission. The restatement resulted from a correction in the income statement characterization of referral fees and the timing of recognition of revenue and cost for completed but unbilled repair costs. The restatement adjustments resulted in a decrease in previously reported revenue, cost of revenue and net income by $7,070, $7,064 and $4, respectively, for the three month period ended September 30, 2009 and $10,672, $10,625 and $34 for the six month period ended September 30, 2009. Accordingly, the consolidated financial information presented in the accompanying unaudited condensed consolidated financial statements for the three and six month periods ended September 30, 2009 is restated to give effect to such adjustments.
3. Adoption of new accounting principles
Effective January 1, 2010, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements”, to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance is effective for interim and annual reporting period beginning after December 15, 2009, except for the disclosure about purchases, sales, issuance, and settlements in the roll forward of activity in level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the disclosure provisions on the transfers of assets and liabilities between Level 1 and Level 2 in the quarter ended December 31, 2009.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
4. Acquisitions
Business Applications Associates Limited (“BizAps”)
On June 12, 2008, the Company acquired all outstanding shares of BizAps, a provider of systems applications and products solutions to optimize enterprise resource planning functionality for finance and accounting processes. The purchase price for the acquisition was a cash payment of £5,000 ($9,749) plus direct transaction costs of $469. The consideration also included a contingent earn-out consideration of up to £4,500 ($9,000) based on satisfaction of certain performance obligation over a two-year period up to June 2010 as set out in the share purchase agreement.
Consequent to the satisfaction of certain performance obligations for the 12 month period ended June 30, 2009; the Company paid an earn-out consideration of $1,111. Such amount was recorded as an addition to goodwill. On June 6, 2010, the Company entered into an amendment to the acquisition agreement with the sellers, pursuant to which, the Company settled the earn-out consideration for performance obligations for the period ended on June 30, 2010 at $471. Such amount is recorded as an addition to goodwill.
5. Property and equipment, net
Property and equipment, net consist of the following:

	As at
	September 30, 2010	March 31, 2010
Property and equipment, gross	$179,308	$171,505
Less: Accumulated depreciation	(130,326)	(119,805)

Property and equipment, net	$48,982	$51,700

Depreciation expense on property and equipment for the three months ended September 30, 2010 and 2009 was $4,808 and $5,257, respectively, and for the six months ended September 30, 2010 and 2009 was $10,147 and $10,563, respectively.
6. Share-based compensation
Share-based compensation expense during the three and six months ended September 30, 2010 and 2009 are as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009
Share-based compensation recorded in
— Cost of revenue	$302	$1,176	$404	$2,052
— Selling, general and administrative expenses	708	3,153	1,099	5,573

Total share-based compensation expense	1,010	4,329	1,503	7,625
Estimated income tax benefit	(183)	(662)	(232)	(1,466)

Share-based compensation expense, net of estimated taxes	$827	$3,667	$1,271	$6,159

Upon exercise of stock options and Restricted Share Units (“RSUs”) the Company issued 212,874 and 256,803 shares, respectively, for the three months ended September 30, 2010 and 2009 and 586,006 and 469,056 shares, respectively, for the six months ended September 30, 2010 and 2009.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
7. Comprehensive income (loss)
The changes in the components of comprehensive income (loss), net of taxes for the three and six month periods ended September 30, 2010 and 2009 are as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009
		(As restated		(As restated
		See Note 2)		See Note 2)
Net income (loss)	$4,827	$995	$(1,492)	$1,918
Cumulative translation adjustment	9,915	(3,543)	4,512	14,594
Change in fair value of cash flow hedges, net of tax	(2,458)	2,816	(5,165)	(5,439)
Unrecognized actuarial gain (loss) and prior service cost on pension liability	81	380	(108)	481

Total comprehensive income (loss)	12,365	648	(2,253)	11,554
Less: Comprehensive (loss) income attributable to redeemable noncontrolling interest	61	(352)	(281)	(474)

Comprehensive income (loss) attributable to WNS (Holdings) Limited shareholders	$12,304	$1,000	$(1,972)	$12,028

The components of accumulated other comprehensive loss, net of taxes, were as follows:

	As at,
	September 30, 2010	March 31, 2010

Net unrealized (loss) gain on cash flow hedges	$(840)	$4,415
Cumulative translation adjustment	(7,017)	(11,534)
Unamortized net actuarial loss and prior service cost on pension plans	(564)	(454)

Accumulated other comprehensive loss	$(8,421)	$(7,573)

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
8. Equity and redeemable noncontrolling interest
A summary of the changes in equity and redeemable noncontrolling interest for the three and six month periods ended September 30, 2010 and 2009 is provided below:

	Three months ended September 30,
	2010		2009
	WNS (Holdings)	Redeemable	WNS (Holdings)	Redeemable
	Limited	noncontrolling	Limited shareholders’	noncontrolling
	shareholders’ equity	interest	equity	interest
			(As restated See Note 2)

Balance at beginning of period	$240,392	$—	$202,211	$—
Shares issued for exercised options	267	—	846	—
Ordinary shares subscribed	—	—	68	—
Share-based compensation charge	1,009	—	4,311	—
Excess tax benefits from exercise of share-based options, net	(534)	—	394	—
Accretion to redeemable noncontrolling interest (Refer note 18)	61	(61)	(352)	352
Comprehensive income (loss):
Consolidated net income (loss)	4,921	(94)	1,351	(356)
Foreign currency translation gain (loss)	9,879	36	(3,556)	13
Change in fair value of cash flow hedges, net of tax	(2,732)	274	2,825	(9)
Pension adjustments	236	(155)	380	—

Balance at end of period	$253,499	$—	$208,478	$—

	Six months ended September 30,
	2010		2009
	WNS (Holdings)	Redeemable	WNS (Holdings)	Redeemable
	Limited	noncontrolling	Limited shareholders’	noncontrolling
	shareholders’ equity	interest	equity	interest
			(As restated See Note 2)

Balance at beginning of period	$253,603	$278	$188,126	$13
Shares issued for exercised options	714	—	953	—
Ordinary shares subscribed	—	—	68	—
Share-based compensation charge	1,503	—	7,628	—
Excess tax benefits from exercise of share-based options, net	(346)	—	136	—
Accretion to redeemable noncontrolling interest (Refer note 18)	(3)	3	(461)	461
Comprehensive income (loss):
Consolidated net income (loss)	(1,124)	(368)	2,388	(470)
Foreign currency translation gain (loss)	4,517	(5)	14,589	5
Change in fair value of cash flow hedges, net of tax	(5,255)	90	(5,430)	(9)
Pension adjustments	(110)	2	481	—

Balance at end of period	$253,499	$—	$208,478	$—

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
9. Earnings per share of ordinary shares
The following table sets forth the computation of basic and diluted net income (loss) per share:

	Three months ended		Six months ended
	September 30		September 30
	2010	2009	2010	2009
		(As restated		(As restated
		See Note 2)		See Note 2)
Numerator:
Net income (loss) attributable to WNS (Holdings) Limited shareholders	$4,921	$1,351	$(1,124)	$2,388
Impact on net income (loss) attributable to WNS (Holdings) Limited shareholders through changes in redeemable noncontrolling interest (Refer Note 18)	61	(352)	(3)	(461)

	$4,982	$999	$(1,127)	$1,927

Denominator:
Basic weighted average ordinary shares outstanding	44,253,774	42,941,588	44,117,597	42,838,295
Dilutive impact of equivalent stock options and RSUs outstanding	660,925	1,695,562	—	1,157,034
Diluted weighted average ordinary shares outstanding	44,914,698	44,637,150	44,117,597	43,995,329
The Company computes earnings per share in accordance with Accounting Standards Codification (“ASC”) 260-10, “Earnings Per Share”. The computation of earnings per ordinary share was determined by dividing net income (loss) attributable to the Company’s shareholders by the weighted average ordinary shares outstanding during the respective periods.
The Company excludes options with exercise price that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive. In the six months ended September 30, 2010 and 2009, the Company excluded from the calculation of diluted EPS options to purchase 1,181,882 shares and 905,539 shares, respectively.
Due to net losses in six months ended September 30, 2010, the assumed exercise of stock options and RSUs had an antidilutive effect and therefore was excluded from the computation of diluted loss per share.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
10. Retirement benefits
Defined Contribution Plan
The following table sets forth the Company’s contribution to defined contribution plans:

	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009
India	$1,304	$1,312	$2,668	$2,609
Philippines	8	5	19	11
Sri Lanka	82	138	166	275
United Kingdom	181	135	398	257
United States	78	129	176	259

	$1,653	$1,719	$3,427	$3,411

Defined Benefit Plan — Gratuity
The following table sets forth the net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India, the Philippines and Sri Lanka.

	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009
Net periodic gratuity cost
Service cost	$347	$284	$698	$546
Interest cost	109	85	220	170
Expected return on plan asset	(4)	(34)	(8)	(43)
Prior service cost	26	—	26	—
Recognized net actuarial loss	23	41	46	100

Net periodic gratuity cost for the period	$501	$376	$982	$773

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
11. Segments
The Company has several operating segments based on a mix of industry, geography, customers and the types of services. The composition and organization of these operating segments is fluid and the structure changes regularly in response to the growth of the overall business acquisitions and changes in reporting structure, customers, services, industries served and delivery centers. These operating segments include travel, insurance, research and analytics, legal, financial services, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers other than automobile claims handling services are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria under ASC 280, “Segmental Reporting” (“ASC 280”) and referred to as WNS Global BPO. WNS Auto Claims BPO, which provides automobile claims handling services, does not meet the aggregation criteria under ASC 280. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.
In the WNS Auto Claims BPO segment, in order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue. The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
Segmental information for the three and six month periods ended September 30, 2010 and 2009 are as follows:

	Three months ended September 30, 2010
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total

Revenue from external customers	$83,736	$70,423	$—	$154,159

Segmental revenue	$83,941	$70,423	$(205)	$154,159
Payments to repair centers	—	61,049	—	61,049

Revenue less repair payments	83,941	9,374	(205)	93,110

Depreciation	4,472	336	—	4,808
Other costs	67,531	6,451	(205)	73,777

Segment operating income	11,938	2,587	—	14,525
Other income, net	(1,825)	(82)	—	(1,907)
Interest expense	1,918	3	—	1,921

Segment income before income taxes	11,845	2,666	—	14,511
Provision for income taxes	48	704	—	752

Segment net income	11,797	1,962	—	13,759
Unallocated share-based compensation expense				1,010
Amortization of intangible assets				7,922

Net income				4,827
Less: Net loss attributable to redeemable noncontrolling interest				(94)

Net income attributable to WNS (Holdings) Limited shareholders				$4,921

Capital expenditure	$3,216	$813	$—	$4,029

Segment assets, net of eliminations	$419,115	$110,384	$—	$529,499

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)

	Three months ended September 30, 2009 (As restated See Note 2)
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total

Revenue from external customers	$86,436	$59,541	$—	$145,977

Segmental revenue	$86,735	$59,541	$(299)	$145,977
Payments to repair centers	—	46,318	—	46,318

Revenue less repair payments	86,735	13,223	(299)	99,659

Depreciation	5,006	251	—	5,257
Other costs	64,685	10,581	(299)	74,967

Segment operating income	17,044	2,391	—	19,435
Other expense (income), net	3,446	(1,388)	—	2,058
Interest expense (income), net	3,483	(38)	—	3,445

Segment income before income taxes	10,115	3,817	—	13,932
(Benefit) provision for income taxes	(632)	857	—	225

Segment net income	10,747	2,960	—	13,707
Unallocated share-based compensation expense (including related fringe benefit taxes — $302)				4,631
Amortization of intangible assets				8,081

Net income				995
Less: Net loss attributable to redeemable noncontrolling interest				(356)

Net income attributable to WNS (Holdings) Limited shareholders				$1,351

Capital expenditure	$2,453	$146	$—	$2,599

Segment assets, net of eliminations	$445,668	$100,221	$—	$545,889

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)

	Six months ended September 30, 2010
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total

Revenue from external customers	$163,741	$140,382	$—	$304,123

Segmental revenue	$164,149	$140,382	$(408)	$304,123
Payments to repair centers	—	121,705	—	121,705

Revenue less repair payments	164,149	18,677	(408)	182,418

Depreciation	9,546	601	—	10,147
Other costs	137,413	13,091	(408)	150,096

Segment operating income	17,191	4,984	—	22,175
Other expense (income), net	601	(202)	—	399
Interest expense	4,611	3	—	4,614

Segment income before income taxes	11,978	5,184	—	17,162
Provision for income taxes	83	1,166	—	1,249

Segment net income	11,895	4,018	—	15,913
Unallocated share-based compensation expense				1,503
Amortization of intangible assets				15,902

Net loss				(1,492)
Less: Net loss attributable to redeemable noncontrolling interest				(368)

Net loss attributable to WNS (Holdings) Limited shareholders				$(1,124)

Capital expenditure	$5,426	$1,353	$—	$6,779

Segment assets, net of eliminations	$419,115	$110,384	$—	$529,499

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)

	Six months ended September 30, 2009 (As restated See Note 2)
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments	Total

Revenue from external customers	$171,811	$107,259	$—	$279,070

Segmental revenue	$172,430	$107,259	$(619)	$279,070
Payments to repair centers	—	81,525	—	81,525

Revenue less repair payments	172,430	25,734	(619)	197,545

Depreciation	10,095	468	—	10,563
Other costs	127,835	20,499	(619)	147,715

Segment operating income	34,500	4,767	—	39,267
Other expense (income), net	6,458	(1,576)	—	4,882
Interest expense	7,497	64	—	7,561

Segment income before income taxes	20,545	6,279	—	26,824
(Benefit) provision for income taxes	(1,048)	1,589	—	541

Segment net income	21,593	4,690	—	26,283
Unallocated share-based compensation expense (including related fringe benefit taxes — $459)				8,084
Amortization of intangible assets				16,281

Net income				1,918
Less: Net loss attributable to redeemable noncontrolling interest				(470)

Net income attributable to WNS (Holdings) Limited shareholders				$2,388

Capital expenditure	$5,331	$1,034	$—	$6,365

Segment assets, net of eliminations	$445,668	$100,221	$—	$545,889

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
12. Other (income) expense, net
Components of other (income) expense for the three and six month periods ended September 30, 2010 and 2009 are as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009
Foreign exchange loss (gain), net	$3,371	$(60)	$1,601	$122
Interest income	(42)	(128)	(76)	(251)
Ineffective portion of interest rate swap (Refer Note 15)	(436)	—	4,415	—
Forward/option contract (gain) loss, net	(4,722)	3,231	(5,654)	6,301
Other	(78)	(985)	113	(1,290)

Total other (income) expense, net	$(1,907)	$2,058	$399	$4,882

13. Fair value disclosures
Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market based measurement that should be determined based on assumption that market participant would use in pricing an asset or a liability. A three tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2	Includes other inputs that are directly or indirectly observable in the market price

Level 3	Unobservable inputs which are supported by little or no market activity
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use unobservable inputs when measuring fair value. The Company measures derivative instruments at fair value. The derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments in inactive markets. The Company holds non speculative forwards, options and swaps to hedge certain foreign currency and interest rate exposures. When active quotes are not available, the Company uses industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit risk, foreign exchange rates, and forward and spot prices for currencies.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
The assets and liabilities measured at fair value on a recurring basis are summarized below:-

		Fair value measurement at reporting date using
		Quoted prices in	Significant
		active markets	other	Significant
		for identical	observable	unobservable
	September 30,	assets	inputs	inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)
Assets
Derivative contracts
— current	$18,353	$—	$18,353	$—
— non current	3,361	—	3,361	—

Total Assets	$21,714	$—	$21,714	$—

Liabilities
Derivative contracts
— current	$5,071	$—	$5,071	$—
— non current	1,332	—	1,332	—

Total liabilities	$6,403	$—	$6,403	$—

		Fair value measurement at reporting date using
		Quoted prices in	Significant
		active markets	other	Significant
		for identical	observable	unobservable
	March 31,	assets	inputs	inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)
Assets
Derivative contracts
— current	$22,808	$—	$22,808	$—
— non current	8,374	—	8,374	—

Total Assets	$31,182	$—	$31,182	$—

Liabilities
Derivative contracts
— current	$6,750	$—	$6,750	$—
— non current	1,992	—	1,992	—

Total liabilities	$8,742	$—	$8,742	$—

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
Fair value of cash equivalents, funds held for clients, bank deposits and marketable securities, accounts receivable, employee receivables, other current assets, accounts payables, short term loan, accrued expenses and other current liabilities appropriate their fair values due to short term maturing of these items. The fair value of deposits and long term debt is $7,029 and $110,506, respectively, at September 30, 2010 and $7,073 and $91,192, respectively, at March 31, 2010. The fair value is estimated using the discounted cash flow approach and market rates of interest. The valuation technique involves assumption and judgments’ regarding risk characteristics of the instruments, discount rates, future cash flows and other factors.
As of September 30, 2010, the Company did not have any significant non-recurring measurements of nonfinancial assets and nonfinancial liabilities.
14. Debt
Long term debt
On July 11, 2008, the Company entered into a term loan facility agreement to provide for a secured term loan of $200,000 which was fully utilized by the Company to finance the acquisition of Aviva Global Services. In connection with the financing, the Company incurred $1,891 as debt issuance costs, which was deferred and amortized as an adjustment to interest expense over the term of the loan using the effective interest method.
The term loan bore interest at three month US dollar LIBOR plus a margin of 3.5% per annum (3% through January 9, 2009), payable on a quarterly basis. Effective October 10, 2008, the Company entered into interest rate swap agreements with the notional amount totaling $200,000, to effectively convert the term loan into a fixed-rate debt. The Company had an option to prepay the whole or a part of the debt without any prepayment penalty by giving ten days’ prior notice to the lenders. Pursuant to the prepayment option, the Company made a prepayment of $5,000 on April 14, 2009, $5,000 on July 10, 2009 and $15,000 on January 11, 2010. The Company also repaid the scheduled repayment installments of the loan of $20,000 each on July 10, 2009, January 11, 2010 and July 12, 2010.
On July 12, 2010 the balance of $115,000 was prepaid with cash on hand and proceeds from a new term loan facility for $94,000 obtained pursuant to a facility agreement dated July 2, 2010.
The new facility provides for a term loan of $94,000 with interest equal to the three month US dollar LIBOR plus a margin of 2% per annum. The variable interest rate at September 30, 2010 was 2.53%. As on September 30, 2010 the Company’s interest rate swap agreement converts the floating rate loan to weighted average effective fixed rate of 5.84%. This term loan is repayable in semi-annual installments of $20,000 each on January 10, 2011 and July 11, 2011 and $30,000 on January 10, 2012 with the final installment of $24,000 payable on July 10, 2012. The facility is secured by, among other things, guarantees and pledges of shares provided by the Company and certain of its subsidiaries, a pari-passu fixed and floating charge over the assets of a UK subsidiary of the Company and charges over certain bank accounts. The facility agreement contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) ratio and a minimum interest coverage ratio. As of September 30, 2010 the Company was in compliance with all of its financial covenants and the amount outstanding under the facility was $94,000.
The Company has also established a £19,760 (equivalent of $30,000), line of credit in UK pursuant to a facility agreement dated June 30, 2010. This facility consists of a two year term loan facility of £9,880 at the Bank of England base rate plus a margin of 1.95% per annum and a working capital facility of £9,880 at the Bank of England base rate plus a margin of 2.45% per annum. This facility is secured by, among other things, guarantees and pledges of shares provided by the Company and certain of its subsidiaries, a pari-passu fixed and floating charge over the assets of the Company’s UK subsidiaries and a charge over a bank account. This facility agreement contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio and a minimum current ratio. As of September 30, 2010 the Company was in compliance with all of its financial covenants and the amount outstanding under the term loan facility was £9,880.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
In connection with the refinancing of the debt, the Company has incurred an upfront fees and debt issuance cost totaling $1,213 a portion of which is amortized as an adjustment to interest expense over the remaining term of the new loan. As both the old and the new loan are syndicated loan, to the extent that the loan was refinanced by the old lenders, the Company has determined that the new loan is not substantially different from the old loan under the guidance provided by ASC 470-50“Modifications and Extinguishments”, and accordingly the unamortized costs of $228 of the old loan pertaining to old lenders continuing as new lenders has been recorded as an adjustment to interest expense over the remaining term of the new loan and the debt issuance cost for the new loan of $375 pertaining to old lenders continuing as new lenders is charged to the income statement. Under ASC 860 “Transfers and Servicing”, the Company determined that since the outstanding amount from one of the old lenders not continuing as a new lender is fully repaid, it is an extinguishment of a loan, and thus the balance of unamortized debt cost of $424 of the old loan was charged to the income statement. The balance of unamortized cost as of September 30, 2010 after the above adjustment is $910.
The Company has also established a $3,200 line of credit in the Philippines pursuant to a facility agreement dated September 8, 2010. This facility consists of a three year term loan facility at the three month US dollar LIBOR plus a margin of 3% per annum. This facility is secured by, among other things, a guarantee provided by the Company and contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio. As of September 30, 2010 the Company was in compliance with all of its financial covenants and the amount outstanding under the facility was $3,200.
Short-term debt and line of credit
As at September 30, 2010, the Company’s Indian subsidiary had an unsecured line of credit for $10,457, interest on which is determined on the date of borrowing. As at September 30, 2010 out of this facility, $356 was utilized for obtaining the bank guarantees.
As at September 30, 2010, the Company’s UK subsidiary had a secured working capital line of credit for £9,880 (equivalent of $15,000), interest on which is at the Bank of England base rate plus a margin of 2.45% per annum. As at September 30, 2010 out of this facility, £6,992 (equivalent of $10,980) was utilized.
15. Derivative instruments and hedging activities
The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating rate borrowings.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
Cash flow hedges
The Company has instituted a foreign currency cash flow hedging program to protect against the reduction in value of forecasted foreign currency cash flows resulting from forecasted revenue of up to two years denominated in foreign currencies. The Company’s subsidiaries in Mauritius, the UK and the US use foreign currency forward and option contracts designated as cash flow hedges to hedge its forecasted revenue transactions denominated in a currency other than its functional currency. The operating subsidiaries in India, the Philippines and Sri Lanka also hedge a part of their forecasted inter-company revenue denominated in US dollar and pound sterling, with foreign currency forward and option contracts. These hedges mature on a monthly basis and the hedging contracts have a term of up to two years. When the functional currency of the subsidiary strengthens against a currency other than its functional currency, the decline in value of future foreign currency revenue is offset by gains in the value of the derivative contracts designated as hedges. Conversely, when the functional currency of the subsidiary weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The fair value of both the foreign currency forward contracts and options are reflected in other assets or other liabilities as appropriate. The forecasted inter-company revenue relates to cost of revenue of certain subsidiaries and is recorded by those subsidiaries in their functional currency at the time services are provided. The resulting difference upon the elimination of inter-company revenue with the related cost of revenue is recorded in other income.
The Company had entered into interest rate swap agreements to manage interest rate risk exposure. The swap agreements cover the outstanding amount of the term loan described in note 14. The swaps convert the floating rate of three month US dollar LIBOR rate under the loan to an average fixed rate of 3.84% per annum. The cash flows under the swap cover the entire tenor of the original loan and exactly match the interest payouts under the original loan. The interest rate swap effectively modified the Company’s exposure to interest rate risk by converting the Company’s floating rate debt to a fixed rate basis for the entire term of the debt, thus reducing the impact of interest rate changes on future interest expense. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount.
Pursuant to the refinancing described in note 14, in accordance with the guidance in ASC 815-20-55 “Derivative and Hedging — Implementation Guidance and Illustrations” the Company had discontinued the hedge relationship as it was probable that the forecasted transactions on the specific loan identified in the hedge documentation would not occur by the end of the date originally specified. Hence as on June 30, 2010, the date of the refinancing, the mark-to-market loss on the interest rate swap was reclassified from other comprehensive income into earnings. As on July 12, 2010, in accordance with the guidance in ASC 815-20-55-88 “Derivative and Hedging — Implementation Guidance and Illustrations” and ASC 815-30-40-1” Derivative and Hedging — De-recognition” the Company has redesignated this hedge as cash flow hedge and mark-to-market loss/gain on this contract is recorded in other comprehensive income.
Other
The Company has entered into foreign currency average rate option contracts to cover the foreign currency risk associated with the translation of the forecasted profits of up to 12 months of a subsidiary, the functional currency of which is not US dollars. The Company has also entered into foreign currency forward contract to cover the foreign currency risk associated with revaluation of assets/liabilities. The Company’s subsidiary in the UK has also entered into a foreign currency forward and option contracts of up to 24 months to hedge a part of the US dollar /Romanian leu risk associated with the forecasted inter-company revenue of one of the Company’s subsidiaries in Romania. These contracts do not qualify for hedge accounting and have not been designated as hedging instruments under ASC 815-10. The Company does not use derivative instruments for trading purposes.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
The fair values of derivative instruments are reflected in the consolidated balance sheet as follows:

	September 30, 2010
	Foreign
	exchange	Foreign	Interest
	forward	Exchange	rate	Total
	contracts	option contracts	contracts	derivatives
Assets
Derivatives not designated as hedging instruments
Other current assets	$3,311	$226	$—	$3,537
Other assets — non current	46	55	—	101

Total	$3,357	$281	$—	$3,638

Derivatives designated as hedging instruments
Other current assets	$6,478	$8,338	$—	$14,816
Other assets — non current	129	3,131	—	3,260

Total	$6,607	$11,469	$—	$18,076

Total assets	$9,964	$11,750	$—	$21,714

Liabilities
Derivatives not designated as hedging instruments

Other current liabilities	$97	$—	$—	$97
Derivative contracts	33	—	—	33

Total	$130	$—	$—	$130

Derivatives designated as hedging instruments
Other current liabilities	$2,598	$—	$2,376	$4,974
Derivative contracts	390	—	909	1,299

Total	$2,988	$—	$3,285	$6,273

Total liabilities	$3,118	$—	$3,285	$6,403

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)

	March 31, 2010
	Foreign
	exchange	Foreign	Interest
	forward	exchange	rate	Total
	contracts	option contracts	contracts	derivatives
Assets
Derivatives not designated as hedging instruments

Other current assets	$1,501	$550	$—	$2,051
Other assets — non current	28	76	—	104

Total	$1,529	$626	$—	$2,155

Derivatives designated as hedging instruments

Other current assets	$11,281	$9,476	$—	$20,757
Other assets — non current	642	7,628	—	8,270

Total	$11,923	$17,104	$—	$29,027

Total assets	$13,452	$17,730	$—	$31,182

Liabilities
Derivatives not designated as hedging instruments

Other current liabilities	$415	$—	$—	$415
Derivative contracts	11	—	—	11

Total	$426	$—	$—	$426

Derivatives designated as hedging instruments
Other current liabilities	$1,836	$—	$4,499	$6,335
Derivative contracts	86	—	1,895	1,981

Total	$1,922	$—	$6,394	$8,316

Total liabilities	$2,348	—	$6,394	$8,742

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
The following tables summarize activities in the consolidated statement of income for the three months ended September 30, 2010 related to derivative instruments that are classified as cash flow hedges in accordance with ASC 815-10:

				Location of gain (loss)	Amount of gain (loss)
				recognized in	recognized in income on
	Amount of gain (loss)	Location of gain (loss)	Amount of gain (loss)	income on derivative	derivative (ineffective
	recognized	reclassified from AOCI	reclassified from	(ineffective portion and	portion and amount
	in AOCI on derivatives	into income	AOCI into income	amount excluded from	excluded from
	(effective portion)	(effective portion)	(effective portion)	effectiveness testing)	effectiveness testing)
	As at September 30,		Three months ended		Three months ended
	2010		September 30, 2010		September 30, 2010
Derivatives designated as hedges
Foreign exchange forward contracts	$3,620	Revenue	$(647)		$—
		Other expense, net	2460	Other expense, net*	192

Foreign exchange option contracts	(4,163)	Revenue	(832)		—

		Other expense, net	(292)	Other expense, net*	(62)
Interest rate swaps	(447)	Interest expense	(844)	Other expense, net*	436

	$(990)		$(155)		$566

	Location of gain or
	(loss)	Amount of gain (loss)
	recognized in income on	recognized in income on
	derivatives	Derivatives
		Three months ended
		September 30, 2010

Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other expense, net	$2,570
Foreign exchange option contracts	Other expense, net	(144)

		$2,426

*	The foreign exchange forward contract and option contracts include gain of $76 and loss of $25, respectively, which is reclassified into earnings as a result of the discontinuance of cash flow hedge due to the non-occurrence of original forecasted transactions by the end of the originally specified time period. The interest rate swap includes a gain of $436 on account of re-designation of interest rate swap.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
The following tables summarize activities in the consolidated statement of income for the three months ended September 30, 2009 related to derivative instruments that are classified as cash flow hedges in accordance with ASC 815-10:

				Location of gain (loss)	Amount of gain (loss)
				recognized in	recognized in income on
	Amount of gain (loss)	Location of gain (loss)	Amount of gain (loss)	income on derivative	derivative (ineffective
	recognized	reclassified from AOCI	reclassified from	(ineffective portion and	portion and amount
	in AOCI on derivatives	into income	AOCI into income	amount excluded from	excluded from
	(effective portion)	(effective portion)	(effective portion)	effectiveness testing)	effectiveness testing)
	As at September 30,		Three months ended		Three months ended
	2009		September 30, 2009		September 30, 2009
Derivatives designated as hedges
Foreign exchange forward contracts	$(4,886)	Revenue	$1,497		$—
		Other expense, net	(2,588)	Other expense, net*	160
Foreign exchange option contracts	(8,063)	Revenue	(254)		—
		Other expense, net	(388)	Other expense, net*	(153)
Interest rate swaps	(8,911)	Interest expense	(1,419)

	$(21,860)		$(3,152)		$7

	Location of gain or (loss)	Amount of gain or (loss)
	recognized in income on	recognized in income on
	derivatives	Derivatives
		Three months ended
		September 30, 2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other expense, net	$(64)
Foreign exchange option contracts	Other expense, net	(190)

		$(254)

*	Represents amount reclassified into earnings as a result of the discontinuance of cash flow hedge due to non-occurence of original forecasted transactions by the end of the originally specified time period.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
The following tables summarize activities in the consolidated statement of income for the six months ended September 30, 2010 related to derivative instruments that are classified as cash flow hedges in accordance with ASC 815-10:

				Location of gain (loss)	Amount of gain (loss)
				recognized in	recognized in income on
	Amount of gain (loss)	Location of gain (loss)	Amount of gain (loss)	income on derivative	derivative (ineffective
	recognized	reclassified from AOCI	reclassified from	(ineffective portion and	portion and amount
	in AOCI on derivatives	into income	AOCI into income	amount excluded from	excluded from
	(effective portion)	(effective portion)	(effective portion)	effectiveness testing)	effectiveness testing)
	As at September 30,		Six months ended		Six months ended
	2010		September 30, 2010		September 30, 2010
Derivatives designated as hedges
Foreign exchange forward contracts	$3,620	Revenue	$(1,126)		$—
		Other expense, net*	5,088	Other expense, net*	205

Foreign exchange option contracts	(4,163)	Revenue	(1,712)		—
		Other expense, net	(239)	Other expense, net*	(455)
Interest rate swaps	(447)	Interest expense	(2,045)	Other expense, net*	(4,415)

	$(990)		$(34)		$(4,665)

	Location of gain or (loss)	Amount of gain (loss)
	recognized in income on	recognized in income on
	derivatives	Derivatives
		Six months ended
		September 30, 2010
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other expense, net	$1,325
Foreign exchange option contracts	Other expense, net	(270)

		$1,055

*	The foreign exchange forward contract and option contracts include gain of $76 and loss of $84, respectively, which is reclassified into earnings as a result of the discontinuance of cash flow hedge due to the non-occurrence of original forecasted transactions by the end of the originally specified time period. The interest rate swap includes a net loss of $4,415 on account of re-designation of interest rate swap.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
The following tables summarize activities in the consolidated statement of income for the six months ended September 30, 2009 related to derivative instruments that are classified as cash flow hedges in accordance with ASC 815-10:

				Location of gain (loss)	Amount of gain (loss)
				recognized in	recognized in income on
	Amount of gain (loss)	Location of gain (loss)	Amount of gain (loss)	income on derivative	derivative (ineffective
	recognized	reclassified from AOCI	reclassified from	(ineffective portion and	portion and amount
	in AOCI on derivatives	into income	AOCI into income	amount excluded from	excluded from
	(effective portion)	(effective portion)	(effective portion)	effectiveness testing)	effectiveness testing)
	As at September 30,		Six months ended		Six months ended
	2009		September 30, 2009		September 30, 2009
Derivatives designated as hedges
Foreign exchange forward contracts	$(4,886)	Revenue	$1,394		$—
		Other expense, net	(4,801)	Other expense, net*	160
Foreign exchange option contracts	(8,063)	Revenue	1,066		—
		Other expense, net	(584)	Other expense, net*	(153)
Interest rate swaps	(8,911)	Interest expense	(2,723)	Other expense, net*	171

	$(21,860)		$(5,648)		$178

	Location of gain or (loss)	Amount of gain or (loss)
	recognized in income on	recognized in income on
	derivatives	Derivatives
		Six months ended
		September 30, 2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other expense, net	$(301)
Foreign exchange option contracts	Other expense, net	(614)

		$(915)

*	Represents amount reclassified into earnings as a result of the discontinuance of cash flow hedge due to non-occurence of original forecasted transactions by the end of the originally specified time period.

At September 30, 2010, an unrealized gain of $1,698 on derivative instruments included in other comprehensive income is expected to be reclassified to earnings during the next 12 months. (Unrealized gain of $4,505 as at March 31, 2010).

As of September 30, 2010 the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts amounted to $194,494 and $252,677, respectively ($185,089 and $224,981, respectively, as at March 31, 2010).

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
16. Taxes
Income taxes
Income tax expense for the three and six month periods ended September 30, 2010 was $752 and $1,249, respectively, as compared to income tax expense of $225 and $541 for the three and six month periods ended September 30, 2009, respectively. The increase in income taxes of $527 in the three month ended September 30, 2010 is primarily on account of the write back of deferred tax liabilities of $500 due to an extension of the expiration of a tax holiday in India from fiscal 2010 to fiscal 2011 recorded in the three month ended September 30, 2009. The increase in income taxes of $708 in the six month ended September 30, 2010 is primarily on account of the write back of deferred tax liabilities of $500 due to an extension of the expiration of a tax holiday in India from fiscal 2010 to fiscal 2011 recorded in six month ended September 30, 2009 and a reversal of deferred tax asset of $196 recorded in the six months ended September 30, 2010 as a result of a change in income tax rate by the Government of India.
In May 2010, the Government of India vide Finance Act, 2010 (“the Act”) has reduced the rate of income tax from 33.99% to 33.22%. Further, the Act has increased the minimum alternate tax (“MAT”) rate from 16.995% to 19.93%. Consequent to such amendment, the Company has recorded a charge due to a decrease in deferred tax asset as a result of the lower tax rates. The increase in MAT rate is expected to increase the cash outflow for the payment of income taxes in future.
In January 2009 the Company received an order of assessment for fiscal 2005 from the Indian tax authorities that could give rise to an estimated $16,200, in additional taxes, including interest of $5,026. Further, in November 2009, the Company has received draft orders of assessment for fiscal 2006 from the Indian tax authorities. We had disputed the draft orders of assessment before Dispute Resolution Panel (“DRP”), a panel recently set by Government of India as an alternative to first appellate authority. The DRP Orders as well as the orders of assessment giving effect to DRP orders were received by the Company in the month of September, 2010 that could give rise to an estimated $15,576, in additional taxes, including interest of $4,514. The assessment orders allege that the transfer price the Company applied to international transactions between its Indian subsidiaries and its other wholly owned subsidiaries were not appropriate. The orders also disallowed certain expenses claimed as tax deductible, a tax holiday benefit claimed by the Company and taxed certain receipts claimed by the Company as not taxable. The Company has contested the order for January 2009 and intends to file appeals against the orders for September 2010 before higher tax authorities. Based on the favourable decision from appellate authorities in previous years, legal opinion from counsel and after consultation with the Indian tax advisors, the Company believes the chances that the assessment would be upheld are remote.
Others
On March 21, 2009, the Company received an order from the Indian service tax authority, demanding $7,703 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPO services provided by WNS Global Services Private Limited to clients. After consultation with Indian tax advisors, the Company believes the chances that the assessment would be upheld are remote. The Company intends to continue to vigorously dispute the assessment.
17. Commitments and contingencies
Bank guarantees and other
Certain subsidiaries in India hold bank guarantees aggregating $560 and $366 as at September 30, 2010 and March 31, 2010, respectively. These guarantees have a remaining expiry term of approximately one to five years.
Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities in India, aggregating to $215 and $358 at September 30, 2010 and March 31, 2010, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.
Contingencies
In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
18. Redeemable noncontrolling interest
In April 2008, the Company formed a joint venture, WNS Philippines, with Advanced Contact Solutions, Inc. (“ACS”), a BPO services and customer care provider, in the Philippines. ACS has assigned its rights and obligations under the joint venture agreement in favour of its holding company Paxys Inc. Philippines (“Paxys”). This joint venture is majority owned by the Company (65%) and the balance by Paxys. This joint venture offers contact center services to global clients across industries. This joint venture enables the Company to bring a large scale talent pool to help solve the business challenges of its clients while diversifying the geographic concentration of delivery. Pursuant to the joint venture agreement, the Company has a call option to acquire from Paxys the remaining shares owned by Paxys and Paxys has a put option to sell all of its shareholding in the joint venture to the Company, upon the occurrence of certain conditions, as set forth in the joint venture agreement, or after August 6, 2012. The Company accounts for securities with redemption features that are not solely within its control in accordance with ASC 480-10 “Distinguishing Liabilities from Equity”. Accordingly, as certain of the conditions of the put option and call option are not within the control of the Company, this redeemable noncontrolling interest has been classified as temporary equity. The Company recognizes changes in the redemption value of the redeemable noncontrolling interest immediately and adjusts the carrying value of the security to equal the redemption value at the end of each reporting period. Reductions in the carrying amount are only recorded to the extent that increases in the carrying amount had been previously recorded. The redeemable noncontrolling interest is first adjusted with its share of profits/losses in WNS Philippines and, to the extent that this is less than the redemption amount determined in accordance with ASC 480-10, the difference is charged to retained earnings. The charge to retained earnings does not affect net income attributable to WNS (Holdings) Limited shareholders’ in the Company’s income statement, but reduces the numerator in the calculation of earnings per share. The redeemable noncontrolling interest has been valued based on the terms of the call option, because the Company’s call option has priority over the put option. If, in the future, the redemption amount under the call option (which is based on a multiple of WNS Philippines’ net income) is greater than the put option (which is based on Paxys’ initial investment in WNS Philippines), the redeemable noncontrolling interest will be valued at the redemption amount under the put option.
At September 30, 2010 the carrying amount of the redeemable noncontrolling interest adjusted for its share of losses exceeds the redemption amount, and accordingly, $3 is charged to retained earnings and reduced from the numerator in the calculation of earnings per share (refer to note 9).
19. Other current assets
Other current assets comprises of:

	As at,
	September 30, 2010	March 31,2010
Derivative instruments	$18,352	$22,808
VAT receivables	9,513	8,644
Deferred cost	1,612	1,340
Advances	1,079	1,035
Other current assets	382	2,481

Total	$30,938	$36,308

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
20. Other current liabilities
Other current liabilities comprises of:

	As at,
	September 30,2010	March 31,2010
Accrued expenses	$40,465	$40,702
Withholding taxes and VAT payables	1,695	2,728
Derivative instruments	14,250	17,597
Interest payable on long term debt	1,416	2,217
Other liabilities	3,939	4,341

Total	$61,765	$67,585

21. Recent accounting pronouncements
In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements”. This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables and measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company is currently evaluating the impact of the adoption of this new ASU on its financial statements.
In April 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition — Milestone Method ”. ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The update provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. This update is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010, and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented. The Company does not have any research and development transaction and therefore does not envisage any material impact on its financial statements.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010
(Unaudited, amounts in thousands, except share and per share data)
22. Subsequent events
In September 2007, pursuant to the bankruptcy of First Magnus Financial Corporation (“FMFC”), a US mortgage service company which was a client acquired in connection with the acquisition of Trinity Partners Inc. (“Trinity”) and the weakness and uncertainty in the US mortgage market, the Company tested the goodwill and intangible assets related to the acquisition of Trinity. The Company concluded that the entire goodwill and intangibles acquired in the purchase of Trinity were impaired. Accordingly, the Company recorded an impairment charge of $8,889 for the goodwill, $6,359 for the intangibles and $216 for other assets in the WNS Global BPO segment during the year ended March 31, 2008. The amount of the claims filed by the Company in FMFC’s Chapter 11 case total $15,575. In a judgment passed by the bankruptcy court in 2009, the claim filed by WNS amounting to $11,679 on account of loss of profit from the remainder of the minimum revenue commitment was denied. The Company appealed against this order which was pending before the Bankruptcy Appellate Court, Tucson, Arizona. On August 31, 2010, the appellate Court passed judgment in our favor thereby reversing the orders passed by the Bankruptcy Court and remanded the matter back to the Bankruptcy Court. In the same matter, the liquidating trustee, appointed by the bankruptcy court, filed a petition against the Company claiming a refund of payments made by FMFC to the Company during the 90 days period immediately prior to its filing of the bankruptcy petition. FMFC paid a sum of $4,000 during the period from May 22, 2007 through August 21, 2007. All these payments were made in the ordinary course of business and were against the undisputed invoices of the services provided by the Company to FMFC during the relevant period.
On August 31, 2010, we entered into a settlement agreement with the liquidating trustee allowing our claims to the extent of $11,679, agreed for dismissal of the liquidating trustee’s claim of $4,000 for payments made by FMFC to us and for a settlement payment of $50 by us to the liquidating trustee. On October 3, 2010, the Bankruptcy Court approved the settlement agreement. At this stage we cannot confirm the amount which we can realize from the allowed claims.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2010. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”
Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in Europe, North America and Asia pacific regions.
Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process outsourcing is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.
Our revenue is generated primarily from providing business process outsourcing services. We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and accident management services, where we arrange for automobile repairs through a network of third party repair centers. In our accident management services, we act as the principal in our dealings with the third party repair centers and our clients. The amounts we invoice to our clients for payments made by us to third party repair centers is reported as revenue. Since we wholly subcontract the repairs to the repair centers, we evaluate our financial performance based on revenue less repair payments to third party repair centers which is a non-GAAP measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients. For “non fault” repairs, revenue including repair payments is used as a primary measure to allocate resources and measure operating performance. As we provide a consolidated suite of accident management services including credit hire and credit repair for our “non fault” repairs business, we believe that measurement of that line of business has to be on a basis that includes repair payments in revenue. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) for the periods indicated:

	Three months ended		Six months ended
	September 30,		September 30,
	2010	2009	2010	2009
	(US dollars in millions)
Revenue	$154.2	$146.0	$304.1	$279.1
Less: Payments to repair centers	61.1	46.3	121.7	81.5

Revenue less repair payments	$93.1	$99.7	$182.4	$197.6

Global Market and Economic Conditions
In the United States, Europe and Asia, market and economic conditions have been challenging with tighter credit conditions and slower growth during fiscal 2010 and continuing into fiscal 2011. In fiscal 2010 and continuing into fiscal 2011, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining real estate market have contributed to increased market volatility and diminished expectations for the economy globally.
These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have, in fiscal 2010 and continuing into fiscal 2011, contributed to extreme volatility.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2010 depreciated 7.2% as compared to the average exchange rate for fiscal 2009, which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure, and insurance industries. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
Revenue
We generate revenue by providing business process outsourcing services to our clients. For the three months ended September 30, 2010, our revenue was $154.2 million as compared to $146.0 million for the three months ended September 30, 2009, representing an increase of 5.6%. Our revenue less repair payments was $93.1 million for the three months ended September 30, 2010 as compared to $99.7 million for the three months ended September 30, 2009, representing a decrease of 6.6%.
For the six months ended September 30, 2010, our revenue was $304.1 million as compared to $279.1 million for the six months ended September 30, 2009, representing an increase of 9.0%. Our revenue less repair payments was $182.4 million for the six months ended September 30, 2010 as compared to $197.6 million for the six months ended September 30, 2009, representing a decrease of 7.7%.
We believe that we have been successful in achieving revenue growth due to a number of factors, including our understanding of our clients’ industries, our focus on operational excellence and our world-class management team with significant experience in the global outsourcing industry. We have been successful in adding new clients who are diversified across industries and geographies to our existing large client base.
Our Contracts
We provide our services under contracts with our clients, the majority of which have terms ranging between three and eight years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with notice periods ranging from three to six months. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.
Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.
When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.
In the WNS Global BPO segment, we charge for our services primarily based on three pricing models — per full-time-equivalent; per transaction; or cost-plus — as follows:
•	per full-time equivalent arrangements typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

•	per transaction arrangements typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed); or

•	cost-plus arrangements typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Apart from the above-mentioned three primary pricing methods, a small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.
In July 2008, we entered into a master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS. Pursuant to the master services agreement with AVIVA MS, or the AVIVA master services agreement, we have agreed to provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, we have agreed to provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. In March 2009, we entered into a variation deed to the AVIVA master services agreement pursuant to which we commenced provision of services to AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, and certain of its affiliates.
Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, except for the AVIVA master services agreement that we entered into in July 2008, as described above. In December 2009, We re-negotiated our prior agreement with one of our top five clients based on revenue less repair Payments in fiscal 2010 and entered in to a new agreement with the client on December 31, 2009. This agreement replaced our prior agreement and became effective on April 1, 2010 and will expire in December 2015. Under the terms of the renewed agreement, the client has not committed to provide us any minimum volume of business, however, we will be the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. The prior contract was at premium pricing terms as we had borne the initial cost of the processes that were transitioned to India when the work was outsourced to us in 2004. The early termination of the prior agreement entitled us to a payment by the client of a termination fee of $5.4 million. We received the termination fee payment on its due date of April 1, 2010 and as it is related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue will be deferred over the term of the new agreement (i.e., over the period from April 1, 2010 to December 31, 2015). Under AVIVA master services agreement, AVIVA MS has agreed to provide a minimum volume of business, or Minimum Volume Commitment, to us during the term of the contract. The Minimum Volume Commitment is calculated as 3,000 billable full-time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In August 2009, we entered into a deed of variation to the AVIVA master services agreement pursuant to which AVIVA MS agreed to increase the Minimum Volume Commitment from the current 3,000 billable full time employees to 3,300 billable full time employees for a period of 17 months from March 1, 2010 to July 31, 2011 and to 3,250 billable full time employees for a period of six months from August 1, 2011 to January 31, 2012. The minimum volume commitment will revert to 3,000 billable full time employees after January 31, 2012 for the remaining term of the AVIVA master services agreement. In the event the mean average monthly volume of business in any rolling three-month period does not reach the Minimum Volume Commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the Minimum Volume Commitment, there are termination at will provisions which permit AVIVA MS to terminate the AVIVA master services agreement without cause at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to WNS Global Singapore in July 2008, at any time after expiry of 24 months from September 19, 2008, and in the case of the Pune facility which was transferred to WNS Global Singapore in August 2008, at any time after expiry of 24 months from October 10, 2008, in each case, with six months’ notice upon payment of a termination fee. The Annual Minimum Revenue Commitment and the Minimum Volume Commitment under these two contracts were met in fiscal 2010 and the Minimum Volume Commitment under the AVIVA master services agreement was met for the six months ended September 30, 2010.
FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and revenue less repair payments, respectively. Contractually, FMFC was obligated to provide us with annual minimum revenue, or pay the shortfall, through fiscal 2011. We have filed claims in FMFC’s Chapter 11 case both for the payment of unpaid invoices for services rendered to FMFC before FMFC filed for Chapter 11 bankruptcy, for our entitlement under FMFC’s annual minimum revenue commitment, and for administrative expenses. The amount of outstanding claims filed totaled $15.6 million. In a judgment passed by the bankruptcy court in 2009, the claim filed by WNS amounting to $11.7 million on account of loss of profit from the remainder of the minimum revenue commitment has been denied. We filed an appeal against this order in the bankruptcy appellate court, Tucson, Arizona. On August 31, 2010, the appellate Court passed judgment in our favor thereby reversing the orders passed by the bankruptcy court and remanded the matter back to the bankruptcy court. In the same matter, the liquidating trustee, appointed by the bankruptcy court, has filed a petition against us claiming a refund of payments made by FMFC to us during the 90 days period immediately prior to its filing of the bankruptcy petition. FMFC paid a sum of $4 million during the period from May 22, 2007 through August 21, 2007. All these payments were made in the ordinary course of business and were against the undisputed invoices of the services provided by us to FMFC during the relevant period. On August 31, 2010, we entered into a settlement agreement with the liquidating trustee allowing our claims to the extent of $11.8 million, agreed for dismissal of the liquidating trustee’s claim of $4 million for payments made by FMFC to us and for a settlement payment of $50,000 by us to the liquidating trustee. On October 3, 2010, the bankruptcy court approved the settlement agreement. At this stage we cannot confirm the amount which we can realize from the allowed claims. In fiscal 2008, we had provided an allowance for doubtful accounts for the entire amount of accounts receivable from FMFC.

In our WNS Auto Claims BPO segment, we earn revenue from claims handling and accident management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile accident management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business. Overall, we believe that we have established a sustainable business model which offers revenue visibility over a substantial portion of our business. We have done so by:
•	developing a broad client base which has resulted in limited reliance on any particular client;

•	seeking to balance our revenue base by targeting industries that offer significant offshore outsourcing potential;

•	addressing the largest markets for offshore business process outsourcing services, which provide geographic diversity across our client base; and

•	focusing our service mix on diverse data, voice and analytical processes, resulting in enhanced client retention.
Expenses
The majority of our expenses are comprised of cost of revenue and operating expenses. The key components of our cost of revenue are payments to repair centers, employee costs and infrastructure-related costs. Our operating expenses include selling, general and administrative, or SG&A, expenses and amortization of intangible assets. Our non-operating expenses include interest expenses, other income and other expenses.
Cost of Revenue
Our WNS Auto Claims BPO segment includes automobile accident management services, where we arrange for repairs through a network of repair centers. The payments to repair centers represent the largest component of cost of revenue. The value of these payments in any given period is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.
Employee costs are also a significant component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention.
Our infrastructure costs are comprised of depreciation, lease rentals, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.
SG&A Expenses
Our SG&A expenses are primarily comprised of corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses, and other general expenses not related to cost of revenue.
Amortization of Intangible Assets
Amortization of intangible assets is associated with our acquisitions of Marketics Technologies (India) Private Limited, or Marketics, in May 2007, Flovate Technologies Limited, or Flovate, in June 2007, Call 24-7 Limited, or Call 24-7, in April 2008, Business Applications Associates Limited, or BizAps, in June 2008 and Aviva Global in July 2008.
Other Expense, Net
Other expense, net is comprised of interest income and foreign exchange gains or losses.
Interest Expense
Interest expense primarily relates to interest charges payable on our term loan taken to finance our transaction with AVIVA and interest charges arising from our short-term note payable and our line of credit.

Operating Data
The following table presents certain operating data as of the dates indicated:

	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009
Total head count	21,460	21,406	21,958	21,392	21,243
Built up seats(1)	16,127	16,033	15,836	15,709	15,536
Used seats(1)	13,149	13,851	13,659	13,628	13,129

Note:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we acquire a new client or increase headcount.
Results of Operations
The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

			Revenue less repair				Revenue less repair
	Revenue		payments		Revenue		payments
	Three months ended		Three months ended		Six months ended		Six months ended
	September 30,		September 30,		September 30,		September 30,
	2010	2009	2010	2009	2010	2009	2010	2009
Cost of revenue	78.5%	74.7%	64.4%	63.0%	80.3%	73.5%	67.2%	62.5%
Gross profit	21.5%	25.3%	35.6%	37.0%	19.7%	26.5%	32.8%	37.5%
Operating expenses
SG&A	12.7%	15.1%	21.1%	22.2%	12.9%	15.4%	21.5%	21.7%
Amortization of intangible assets	5.1%	5.5%	8.5%	8.1%	5.2%	5.8%	8.7%	8.2%
Operating income	3.6%	4.6%	6.0%	6.7%	1.6%	5.3%	2.6%	7.5%
Other income (expense), net	1.2%	(1.4)%	2.0%	(2.1)%	(0.1)%	(1.7)%	(0.2)%	(2.5)%
Interest expense, net	(1.2)%	(2.4)%	(2.1)%	(3.5)%	(1.5)%	(2.7)%	(2.5)%	(3.8)%
Provision for income taxes	0.5%	0.2%	0.8%	0.2%	0.4%	0.2%	0.7%	0.3%
Net income (loss)	3.1%	0.7%	5.2%	1.0%	(0.5)%	0.7%	(0.8)%	1.0%
Less: Net loss attributable to non-controlling interest	(0.1)%	(0.2)%	(0.1)%	(0.4)%	(0.1)%	(0.2)%	(0.2)%	(0.2)%
Net income (loss) attributable to the Company’s shareholders	3.2%	0.9%	5.3%	1.4%	(0.4)%	0.9%	(0.6)%	1.2%
The following table reconciles revenue less repair payments to revenue and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:

	Three months ended September 30,				Six months ended September 30,
	2010	2009	2010	2009	2010	2009	2010	2009
	(US dollars in millions)
Revenue	$154.2	$146.0	100%	100%	$304.1	$279.1	100%	100%
Less: Payments to repair centers	61.1	46.3	40%	32%	121.7	81.5	40%	29%
Revenue less repair payments	$93.1	$99.7	60%	68%	$182.4	$197.6	60%	71%

The following table presents our results of operations for the periods indicated:

	Three months ended,		Six months ended,
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	(US dollars in millions)
Revenue	$154.2	$146.0	$304.1	$279.1
Cost of revenue(1)	121.0	109.1	244.2	205.0
Gross profit	33.2	36.9	59.9	74.0
SG&A(2)	19.7	22.1	39.2	42.9
Amortization of intangible assets	7.9	8.1	15.9	16.3
Operating income	5.6	6.7	4.8	14.9
Other income (expense), net	1.9	(2.1)	(0.4)	(4.9)
Interest expense, net	(1.9)	(3.4)	(4.6)	(7.6)
Provision for income taxes	0.8	0.2	1.2	0.5
Net income	4.8	1.0	(1.5)	1.9
Net loss attributable to non-controlling interest	0.1	0.4	0.4	0.5
Net income (loss) attributable to the Company’s shareholders	4.9	1.4	(1.1)	2.4

Notes:

(1)	Includes share-based compensation expense of $0.3 million and $0.4 million for the three and six months ended September 30, 2010, respectively, and $1.2 million and $2.1 million for the three and six months ended September 30, 2009, respectively.

(2)	Includes share-based compensation expense of $0.7 million and $1.1 million for the three and six months ended September 30, 2010, respectively, and $3.2 million and $5.6 million for the three and six months ended September 30, 2009, respectively.
Results for three months ended September 30, 2010 compared to the three months ended September 30, 2009
Revenue
Revenue for the three months ended September 30, 2010 was $154.2 million as compared to $146.0 million for the three months ended September 30, 2009, representing an increase of $8.2 million or 5.6%. This increase in revenue of $8.2 million was primarily attributable to an increase in revenue from new clients of $14.3 million, partially offset by a decrease in revenue from existing clients of $6.1 million. The increase in revenue from new client was due to an increase in volumes primarily in our auto claim business. The decrease in revenue from existing clients was on account of an adverse movement in the exchange rate of the pound sterling to the US dollar by an average of 5.6% for the three months ended September 30, 2010 as compared to the three months ended September 30, 2009. Revenue from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $92.9 million, $24.9 million and $34.9 million, representing 60.3%, 16.2% and 22.6%, respectively, of our revenue for the three months ended September 30, 2010, compared to $87.8 million, $21.7 million and $35.6 million, representing 60.2%, 14.9% and 24.4%, respectively, of our revenue for the three months ended September 30, 2009.
Revenue Less Repair Payments
Revenue less repair payments for the three months ended September 30, 2010 was $93.1 million, a decrease of $6.5 million or 6.6% over our revenue less repair payments of $99.7 million for the three months ended September 30, 2009. This decrease in revenue less repair payments of $6.5 million was primarily attributable to a decrease in revenue less repair payments from existing clients of $11.2 million, partially offset by an increase in revenue less repair payments from new clients of $4.7 million. The decrease in revenue less repair payments from existing clients was primarily due to lower volumes for the existing processes primarily in our insurance and travel business units, the change to the pricing structure under the contract that was renewed in April 2010 with a key client in the travel business unit and a depreciation of the pound sterling against the US dollar by an average of 5.6% for the three months ended September 30, 2010 as compared to the three months ended September 30, 2009, partially offset by higher volumes from existing clients in our industrial and infrastructure unit. Contract prices across the various types of processes remained substantially stable over this period. Revenue less repair payments from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $50.0 million, $6.8 million and $34.9 million, representing 53.7%, 7.3% and 37.5%, respectively, of our revenue less repair payments for the three months ended September 30, 2010, compared to $56.8 million, $6.4 million and $35.6 million, representing 57.0%, 6.4% and 35.7%, respectively, of our revenue less repair payments for the three months ended September 30, 2009.

For the three months ended September 30, 2010, we realized an increase in revenue less repair payments most significantly in our industrial and infrastructure business unit. During the same period we experienced a decrease in revenue less repair payments in our banking, financial services and insurance, or BFSI business unit, and to a lesser extent, in our travel and leisure business unit and in our emerging services business unit.
Cost of Revenue
Cost of revenue for the three months ended September 30, 2010 was 78.5% of revenue as compared to 74.7% of revenue for the three months ended September 30, 2009. Cost of revenue for the three months ended September 30, 2010 was $121.0 million, an increase of $11.9 million or 10.9% over our cost of revenue of $109.1 million for the three months ended September 30, 2009. Cost of revenue excluding payments made to repair centers for our “fault” repair services decreased by $2.8 million for the three months ended September 30, 2010 as compared to the three months ended September 30, 2009. Cost of revenue excluding payments made to repair centers decreased due to (i) a decrease in the infrastructure cost by $5.2 million mainly on account of lower sub-contracting cost and also due to the cost control measures initiated by the Company, (ii) a decrease in depreciation costs by $0.3 million, partially offset by (iii) an increase in our operating employee compensation cost by $2.5 million due to an increase in wages and an appreciation of the Indian Rupee against the US dollar by an average of 3.9% for the three months ended September 30, 2010 as compared to the three months ended September 30, 2009, partially offset by a decrease in our share-based compensation cost included in operating employee compensation by $0.9 million, and (iv) an increase in travel costs by $0.1 million. Payments made to repair centers increased by $14.7 million to $61.1 million for the three months ended September 30, 2010 from $46.3 million for the three months ended September 30, 2009 mainly due to increased business from existing clients in our auto claims business.
Gross Profit
Gross profit for the three months ended September 30, 2010 was $33.2 million, or 21.5% of revenue, as compared to $36.9 million, or 25.3% of revenue, for the three months ended September 30, 2009. Gross profit as a percentage of revenue less repair payments was 35.6% for the three months ended September 30, 2010 compared to 37.0% for the three months ended September 30, 2009. Gross profit as a percentage of revenue less repair payments decreased by approximately 1.4% for the three months ended September 30, 2010 as compared to the three months ended September 30, 2009 primarily on account of a decrease in revenue less repair payment of $6.5 million as discussed above.
SG&A Expenses
SG&A expenses for the three months ended September 30, 2010 were $19.7 million, a decrease of $2.4 million or 11.1% over our SG&A expenses of $22.1 million for the three months ended September 30, 2009. The decrease was primarily on account of (i) a decrease in non-operating employee compensation by $4.1 million, including a decrease in share-based compensation costs of $2.4 million, on account of lower new grants and forfeiture of grants for employees who left our company and also due to a reduction in non-operating employee headcount, (ii) a decrease in facilities cost by $0.6 million due to a surrender of one unused facility in Gurgaon, and a part of one bare shell facility in Mumbai, (iii) a decrease in bad debt cost of $0.2 million, (iv) a decrease in fringe benefit tax on other expenses by $0.1 million and (v) a decrease in professional fees by $0.1 million The decrease was partially offset by (i) an increase in other administration related expenses, such as communication costs and marketing costs, by $1.1 million, (ii) an increase in recruitment and training cost by $0.9 million, (iii) an increase in travel expenses by $0.6 million, and (iv) an increase in other tax by $0.1 million. SG&A expenses as a percentage of revenue was 12.7% for the three months ended September 30, 2010 as compared to 15.1% for the three months ended September 30, 2009. SG&A expenses as a percentage of revenue less repair payments was 21.1% for the three months ended September 30, 2010 as compared to 22.2% for the three months ended September 30, 2009.
Amortization of Intangible Assets
Amortization of intangible assets was $7.9 million for the three months ended September 30, 2010, a decrease of $0.2 million over $8.1 million for the three months ended September 30, 2009. The decrease was primarily due to the complete amortization of software intangible assets acquired in connection with the acquisition of Flovate in June 2007.
Operating Income
Income from operations for the three months ended September 30, 2010 was $5.6 million compared to $6.7 million for the three months ended September 30, 2009, due to the reasons discussed above. Income from operations as a percentage of revenue was 3.6% for the three months ended September 30, 2010 as compared to 4.6% for the three months ended September 30, 2009. Income from operations as a percentage of revenue less repair payments was 6.0% for the three months ended September 30, 2010 as compared to 6.7% for the three months ended September 30, 2009.

Other Expense (Income) Net
Other income, net for the three months ended September 30, 2010 was $1.9 million as compared to other expense, net of $2.1 million for the three months ended September 30, 2009. The increase of $4.0 million in other income was primarily on account of a foreign exchange gain of $1.4 million for the three months ended September 30, 2010 as compared to a foreign exchange loss of $3.2 million for the three months ended September 30, 2009, partially offset by a decrease in interest and other income by $0.6 million for the three months ended September 30, 2010 as compared to the three months ended September 30, 2009.
Interest Expense
Interest expense for the three months ended September 30, 2010 was $1.9 million as compared to $3.4 million for the three months ended September 30, 2009. This decrease of $1.5 million was primarily due to a partial repayment of a term loan and also on account of a refinancing of the term loan completed in July 2010 at a lower interest rate.
Provision for Income Taxes
Provision for income taxes for the three months ended September 30, 2010 was $0.8 million, as compared to $0.2 million for the three months ended September 30, 2009. The increase in income taxes of $0.6 million was primarily on account of the write back of deferred tax liabilities due to an extension of the expiration of a tax holiday in India from fiscal 2010 to fiscal 2011 recorded in the three months ended September 30, 2009.
Net Income
Consolidated net income for the three months ended September 30, 2010 was $4.8 million as compared to $1.0 million for the three months ended September 30, 2009. Consolidated net income as a percentage of revenue was 3.1% for the three months ended September 30, 2010 as compared to 0.7% for the three months ended September 30, 2009. Consolidated net income as a percentage of revenue less repair payments was 5.2% for the three months ended September 30, 2010 as compared to 1.0% for the three months ended September 30, 2009.
Net loss attributable to Non-controlling Interest
Net loss attributable to non-controlling interest for the three months ended September 30, 2010 was $0.1 million as compared to $0.4 million for the three month ended September 30, 2009. This decrease was on account of lower losses in our joint venture in the Philippines.
Net Income attributable to the Company’s Shareholders
Net income attributable to the Company’s shareholders for the three months ended September 30, 2010 was $4.9 million as compared to $1.4 million for the three months ended September 30, 2009. Net income attributable to the Company’s shareholders as a percentage of revenue was 3.2% for the three months ended September 30, 2010 as compared to 0.9% for the three months ended September 30, 2009. Net income attributable to the Company’s shareholders as a percentage of revenue less repair payments was 5.3% for the three months ended September 30, 2010 as compared to 1.4% for the three months ended September 30, 2009.
Results for six months ended September 30, 2010 compared to the six months ended September 30, 2009
Revenue
Revenue for the six months ended September 30, 2010 was $304.1 million as compared to $279.1 million for the six months ended September 30, 2009, representing an increase of $25.1 million or 9.0%. This increase in revenue of $25.1 million was primarily attributable to an increase in revenue from new clients of $26.7 million, partially offset by a decrease in revenue from existing clients of $1.6 million. The increase in revenue from new client was due to an increase in volumes primarily in our auto claim business. The decrease in revenue from existing clients was on account of an adverse movement in the exchange rate of the pound sterling to the US dollar by an average of 4.7% for the six months ended September 30, 2010 as compared to the six months ended September 30, 2009. Revenue from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $182.9 million, $48.4 million and $69.9 million, representing 60.1%, 15.9% and 23.0%, respectively, of our revenue for the six months ended September 30, 2010, compared to $164.4 million, $42.8 million and $70.9 million, representing 58.9%, 15.3% and 25.4%, respectively, of our revenue for the six months ended September 30, 2009. The increase in revenue from the UK region was due to an increase in volumes primarily in our auto claims business.
Revenue Less Repair Payments
Revenue less repair payments for the six months ended September 30, 2010 was $182.4 million, a decrease of $15.1 million or 7.7% over our revenue less repair payments of $197.6 million for the six months ended September 30, 2009. This decrease in revenue less repair payments of $15.1 million was primarily attributable to a decrease in revenue less repair payments from existing clients of $23.9 million, partially offset by an increase in revenue less repair payments from new clients of $8.8 million.

The decrease in revenue less repair payments from existing clients was primarily due to lower volumes for the existing processes primarily in our insurance and travel business units, the change to the pricing structure under the renewed contract with a key client in the travel business unit (as described below) and a depreciation of the pound sterling against the US dollar by an average of 4.7% for the six months ended September 30, 2010 as compared to the six months ended September 30, 2009, partially offset by higher volumes from existing clients in our industrial and infrastructure and our emerging business unit. Contract prices across the various types of processes remained substantially stable over this period, except for the renewal of the prior contract with one key client in the travel business unit where the renewed contract does not provide for the premium pricing rate we had under the prior contract. Revenue less repair payments from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $96.3 million, $13.3 million and $69.9 million, representing 52.8%, 7.3% and 38.3%, respectively, of our revenue for the six months ended September 30, 2010, compared to $112.8 million, $12.8 million and $70.9 million, representing 57.1%, 6.5% and 35.9%, respectively, of our revenue for the six months ended September 30, 2009. For the six months ended September 30, 2010, we realized an increase in revenue less repair payments most significantly in our industrial and infrastructure business unit and to a lesser extent, in our emerging services business unit. During the same period we experienced a decrease in revenue less repair payments in our BFSI business unit, and to a lesser extent, in our travel and leisure business unit.
Cost of Revenue
Cost of revenue for the six months ended September 30, 2010 was 80.3% of revenue as compared to 73.5% of revenue for the six months ended September 30, 2009. Cost of revenue for the six months ended September 30, 2010 was $244.2 million, an increase of $39.2 million or 19.1% over our cost of revenue of $205.0 million for the six months ended September 30, 2009. Cost of revenue excluding payments made to repair centers for our “fault” repair services decreased by $1.0 million for the six months ended September 30, 2010 as compared to the six months ended September 30, 2009. Cost of revenue excluding payment made to repair centers decreased due to (i) a decrease in infrastructure cost by $7.6 million on account of lower sub-contracting cost and also due to the cost control measures initiated by our company, (ii) a decrease in depreciation costs by $0.2 million, partially offset by (i) an increase in our operating employee compensation cost by $6.6 million due to an increase in wages and an appreciation of the Indian Rupee against the US dollar by an average of 5.2% for the six months ended September 30, 2010 as compared to the six months ended September 30, 2009, partially offset by an decrease in our share-based compensation cost included in operating employee compensation by $1.6 million, and (ii) an increase in travel costs by $0.2 million. Payments made to repair centers increased by $40.2 million to $121.7 million for the six months ended September 30, 2010 from $81.5 million for the six months ended September 30, 2009 mainly due to increased business from existing clients in our auto claims business.
Gross Profit
Gross profit for the six months ended September 30, 2010 was $59.9 million, or 19.7% of revenue, as compared to $74.0 million, or 26.5% of revenue, for the six months ended September 30, 2009. Gross profit as a percentage of revenue less repair payments was 32.8% for the six months ended September 30, 2010 compared to 37.5% for the six months ended September 30, 2009. Gross profit as a percentage of revenue less repair payments decreased by approximately 4.7% for the six months ended September 30, 2010 as compared to the six months ended September 30, 2009 primarily on account of a decrease in revenue less repair payment of $15.1 million as discussed above.
SG&A Expenses
SG&A expenses for the six months ended September 30, 2010 were $39.2 million, a decrease of $3.7 million or 8.5% over our SG&A expenses of $42.9 million for the six months ended September 30, 2009. The decrease was primarily on account of (i) a decrease in non-operating employee compensation by $5.9 million due to a decrease in share-based compensation costs by $4.5 million, on account of lower new grants and forfeiture of grants for employees who left our company and also due to a reduction in non-operating employee headcount, (ii) a decrease in facilities cost by $0.8 million due to a surrender of one unused facility in Gurgaon, and a part of one bare shell facility in Mumbai, (iii) a decrease in fringe benefit tax on other expenses by $0.4 million and (iv) a decrease in bad debt cost of $0.2 million. The decrease was partially offset by (i) an increase in other administration related expenses such as communication costs and marketing costs by $1.7 million, (ii) an increase in professional fees by $0.7 million, (iii) an increase in recruitment and training cost by $0.6 million and (iv) an increase in travel expenses by $0.6 million. SG&A expenses as a percentage of revenue was 12.9% for the six months ended September 30, 2010 as compared to 15.4% for the six months ended September 30, 2009. SG&A expenses as a percentage of revenue less repair payments was 21.5% for the six months ended September 30, 2010 as compared to 21.7% for the six months ended September 30, 2009.
Amortization of Intangible Assets
Amortization of intangible assets was $15.9 million for the six months ended September 30, 2010, a decrease of $0.4 million over $16.3 million for the six months ended September 30, 2009. The decrease was primarily due to the complete amortization of software intangible assets acquired in connection with the acquisition of Flovate in June 2007.

Operating Income
Income from operations for the six months ended September 30, 2010 was $4.8 million compared to $14.9 million for the six months ended September 30, 2009, due to the reasons discussed above. Income from operations as a percentage of revenue was 1.6% for the six months ended September 30, 2010 as compared to 5.3% for the six months ended September 30, 2009. Income from operations as a percentage of revenue less repair payments was 2.6% for the six months ended September 30, 2010 as compared to 7.5% for the six months ended September 30, 2009.
Other Expense (Income) Net
Other expenses, net for the six months ended September 30, 2010 was $0.4 million as compared to $4.9 million for the six months ended September 30, 2009. The decrease of other expenses by $4.5 million was primarily on account of a foreign exchange gain of $4.1 million as compared to a foreign exchange loss of $6.4 million for the six months ended September 30, 2009. This gain was partially offset by a decrease in interest and other income of $0.6 million and a one-time charge of $5.4 million incurred due to the refinancing of our term loan taken in July 2008 that was completed in the six months ended September 30, 2010. This one-time charge of $5.4 million was primarily on account of the reclassification of fair value of interest rate swaps from “Other Comprehensive Income” on our balance sheet to earnings as the swaps on the old term loan have lost hedge effectiveness, the write-off of a portion of the remaining debt issuance cost associated with the previous term loan taken in 2008 and debt refinancing cost for the new loan taken in July 2010.
Interest Expense
Interest expense for the six months ended September 30, 2010 was $4.6 million as compared to $7.6 million for the six months ended September 30, 2009. This decrease of $2.9 million was primarily due to a partial repayment of a term loan and also on account of a refinancing of the term loan completed in July 2010 at a lower interest rate.
Provision for Income Taxes
Provision for income taxes for the six months ended September 30, 2010 was $1.2 million, as compared to $0.5 million for the six months ended September 30, 2009. The increase in income taxes of $0.7 million was primarily on account of the write back of deferred tax liabilities due to an extension of the expiration of a tax holiday in India from fiscal 2010 to fiscal 2011 recorded in the six months ended September 30, 2009 of $0.5 million and a reversal of deferred tax asset of $0.2 million recorded in the six months ended September 30, 2010 as a result of a change in income tax rate by the Government of India.
Net (Loss) / Income
Consolidated net loss for the six months ended September 30, 2010 was $1.5 million as compared to consolidated net income of $1.9 million for the six months ended September 30, 2009. Consolidated net loss as a percentage of revenue was 0.5% for the six months ended September 30, 2010 as compared to consolidated net income of 0.7% for the six months ended September 30, 2009. Consolidated net loss as a percentage of revenue less repair payments was 0.8% for the six months ended September 30, 2010 as compared to consolidated net income of 1.0% for the six months ended September 30, 2009.
Net loss attributable to Non-controlling Interest
Net loss attributable to non-controlling interest for the six months ended September 30, 2010 was $0.4 million as compared to $0.5 million for the six month ended September 30, 2009. This decrease was on account of lower losses in our joint venture in the Philippines.
Net Income (loss) attributable to the Company’s Shareholders
Net loss attributable to the Company’s shareholders for the six months ended September 30, 2010 was $1.1 million as compared to net income attributable to the Company’s shareholders of $2.4 million for the six months ended September 30, 2009. Net loss attributable to the Company’s shareholders as a percentage of revenue was 0.4% for the six months ended September 30, 2010 as compared to net income attributable to the Company’s shareholders as a percentage of revenue of 0.9% for the six months ended September 30, 2009. Net loss attributable to the Company’s shareholders as a percentage of revenue less repair payment was 0.6% for the six months ended September 30, 2010 as compared to net income attributable to the Company as a percentage of revenue less repair payment of 1.2% for the six months ended September 30, 2009.
Liquidity and Capital Resources
Our capital requirements are principally for debt repayment, the establishment of operations facilities to support our growth and acquisitions. Our sources of liquidity include cash and cash equivalents, and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As of September 30, 2010, we had cash and cash equivalents of $24.6 million. We typically seek to invest our available cash on hand in bank deposits, and money market instruments.
As of September 30, 2010, our Indian subsidiary, WNS Global Services Private Limited, or WNS Global, had an unsecured line of credit of Rs.470.0 million ($10.5 million based on the exchange rate on September 30, 2010) from The Hong Kong and Shanghai Banking Corporation Ltd, interest on which would be determined on the date of borrowing. As at September 30, 2010, Rs.16.0 million ($0.4 million based on the exchange rate on September 30, 2010) was utilized for obtaining bank guarantees.
In July 2008, we obtained a $200 million term loan facility to fund, together with existing cash and cash equivalents, the AVIVA transaction. Interest on the term loan was payable on a quarterly basis. Interest on the term loan was initially agreed at a rate equivalent to the three-month US dollar LIBOR plus 3% per annum. Effective January 10, 2009, the interest rate was increased by 0.5% per annum. In connection with the term loan, we entered into interest rate swap with banks covering the outstanding amount under the facility to swap the variable portion of the interest based on US dollar LIBOR to a fixed average rate. Under the facility agreement, we were allowed to make voluntary prepayments of the whole or a part of the outstanding loan on any interest payment date, without incurring break costs, by giving a minimum of 10 days’ notice of prepayment. Pursuant to the prepayment option, we made a prepayment of $5 million on April 14, 2009, $5 million on July 10, 2009 and $15 million on January 11, 2010.
We also repaid the scheduled repayment installments of the loan of $20 million each on July 10, 2009, January 11, 2010 and July 12, 2010. The outstanding balance of the term loan following the scheduled repayment on July 12, 2010 was $115 million.
The balance of $115 million following the scheduled repayment of $20 million on July 12, 2010 has been refinanced with a new facility agreement on July 2, 2010 for $94 million between WNS Mauritius Limited and The Hong Kong and Shanghai Banking Corporation Limited, Hong Kong, DBS Bank Ltd, Singapore and BNP Paribas, Singapore. This new term loan has been financed equally by all the three lenders and bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 2% per annum. This term loan is repayable in semi-annual installments of $20 million each on January 10, 2011 and July 11, 2011 and $30 million on January 10, 2012 with the final installment of $24 million payable on July 10, 2012. The facility is secured by, among other things, guarantees and pledges of shares provided by the Company and certain of its subsidiaries, a pari-passu fixed and floating charge over the assets of a UK subsidiary of the Company and charges over certain bank accounts. The facility agreement contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio.
WNS Global Services (UK) Limited, or WNS UK, has also entered into a facility agreement dated June 30, 2010 for a secured line of credit for the £19.8 million (equivalent of $30 million), consisting of a £9.9 million two year term loan facility repayable on maturity and a £9.9 million working capital facility. The term loan bears interest at Bank of England base rate plus a margin of 1.95% per annum and the working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. The facility is secured by, among other things, guarantees and pledge of shares provided by the Company and certain of its subsidiaries, a pari-passu fixed and floating charge over the assets of UK subsidiaries of the Company and a charge over a bank account. The facility agreement contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio and a minimum current ratio. As at September 30, 2010, £9.9 million ($15.5 million based on the exchange rate on September 30, 2010) was borrowed against the term loan facility and £7.0 million ($11.0 million based on the exchange rate on September 30, 2010) was utilized out of the working capital facility.
WNS Global Services Philippines Inc. has also established a $3.2 million line of credit pursuant to a facility agreement dated September 8, 2010. This facility consists of a three year term loan facility at the three month US dollar LIBOR plus a margin of 3% per annum. This facility is secured by, among other things, a guarantee provided by the Company and contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio. As of September 30, 2010 the amount outstanding against the facility was $3.2 million.
We believe that our anticipated cash generated from operating activities and cash and cash equivalents in hand will be sufficient to meet our estimated capital expenditures and financing commitments for fiscal 2011. However, under the current extreme market conditions as discussed under “— Global Market and Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to pursue certain of our expansion plans. Further, we may in the future consider making acquisitions which we expect to be able to finance partly or fully from cash generated from operating activities. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

Cash Flows from Operating Activities
Cash provided by operating activities were $9.0 million for the six months ended September 30, 2010 as compared to $31.5 million for the six months ended September 30, 2009. The decrease in cash provided by operating activities for the six months ended September 30, 2010 as compared to the six months ended September 30, 2009 was attributable to a decrease in working capital changes by $15.0 million and a decrease in net income as adjusted by non-cash related items by $7.5 million. Cash from working capital changes decreased by $15.0 million primarily due to changes in other current liabilities and accounts receivable, offset by changes in other current assets, accounts payable and deferred revenue in the six months ended September 30, 2010 resulting in a net cash outflow aggregating $14.2 million as compared to cash inflow of $0.8 million in the six months ended September 30, 2009. The decrease in net income as adjusted for non-cash related items by $7.5 million was primarily on account of (i) a decrease in net income by $3.4 million, (ii) a decrease in share based compensation cost by $6.1 million on account of the forfeiture of options and RSUs upon the termination of employment of holders of such options and RSUs, (iii) a decrease in depreciation and amortization cost by $0.8 million, (iv) a decrease in rent rationalization expenses of $0.7 million on account of a surrender of leasehold premises in September 2010 and (v) a decrease in allowance for doubtful debts by $0.3 million. This decrease was partially offset by (i) an increase in unrealized loss on derivative instruments by $1.3 million, (ii) a decrease in deferred tax credit by $1.0 million, (iii) an increase in amortization of deferred financing cost of $0.8 million, (iv) a decrease in excess tax benefit on exercise of options of $0.7 million.
Cash Flows from Investing Activities
Cash used in investing activities were $7.1 million for the six months ended September 30, 2010 as compared to cash provided by investing activities of $0.1 million for the six months ended September 30, 2009. Investing activities comprised of the following: (i) the capital expenditure incurred for leasehold improvements, purchase of computers, furniture, fixtures and other office equipment associated with expanding the capacity of our delivery centers in the six months ended September 30, 2010 was $6.8 million which was higher by $0.4 million as compared to $6.4 million in the six months ended September 30, 2009, and (ii) a net inflow from maturity of bank deposits and marketable securities of $6.0 million in the six months ended September 30, 2009, (iii) net proceeds from sale of property and equipment of $0.2 million in the six months ended September 30, 2010 as compared to $0.5 million in the six months ended September 30, 2009, and (iv) payment made towards earnout consideration of $0.5 million during the six months ended September 30,2010.
Cash Flows from Financing Activities
Cash used in financing activities were $12.1 million for the six month ended September 30, 2010 as compared to $32.9 million for the six month ended September 30, 2009. Financing activities in the six month ended September 30, 2010 was primarily on account of (i) a short term loan of $10.6 million taken by WNS Global Services (UK) Limited as compared to a repayment of $4.8 million by Accident Happen Assistance Limited, one of our subsidiaries, in the six months ended September 30, 2009, (ii) a long term debt taken by WNS Global Services (UK) Limited for $14.9 million, by WNS (Mauritius) Limited for $46.8 million and by WNS Global Services Philippines, Inc. for $3.2 million and (iii) financing activities in the six months ended September 30, 2010 consisting of a loan repayment on our term loan taken in 2008 of $87.8 million as compared to $30.0 million in the six months ended September 30, 2009.
Tax Assessment Orders
Transfer pricing regulations which we are subject to require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding and are vigorously disputing those assessments. We have described below assessment orders that we believe could be material to our company given the magnitude of the claim. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amount pending resolution of the matter on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals.

In January 2009, we received an order of assessment from the Indian tax authorities that assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated Rs.728.1 million ($16.2 million based on the exchange rate on September 30, 2010) in additional taxes, including interest of Rs.225.9 million ($5 million based on the exchange rate on September 30, 2010). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. After consultation with our Indian tax advisors, we believe the chances that we would be able to overturn the assessment on appeal are strong and we intend to continue to vigorously dispute the assessment. Furthermore, first level Indian appellate authorities have ruled in our favor in our dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. Although this ruling is not binding on the appellate authorities hearing our dispute on the aforesaid assessment on fiscal 2005 received in January 2009, we believe it will serve as persuasive authority in support of our position. In March 2009, we deposited Rs.10.0 million ($0.2 million based on the exchange rate on September 30, 2010) with the Indian tax authorities pending resolution of the dispute.
In March 2009, we received from the Indian service tax authority an assessment order demanding payment of Rs.346.2 million ($7.7 million based on the exchange rate on September 30, 2010) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable on BPO services provided by WNS Global in India to clients.
After consultation with our Indian tax advisors, we believe the chances that the assessment would be upheld against us are remote. In April 2009, we filed an appeal to the appellate tribunal against the assessment order and the appeal is currently pending. We intend to continue to vigorously dispute the assessment.
On October 31, 2009, we received an order of assessment from the transfer pricing officer of the Indian tax authorities. The transfer pricing assessment order alleges that the transfer pricing we applied to international transactions between WNS Global and our other wholly owned subsidiaries was not appropriate. On November 30, 2009, we received a draft order of assessment from the Indian tax authorities incorporating the above mentioned transfer pricing order. We had disputed the draft order of assessment before Dispute Resolution Panel, or DRP, a panel recently set by Government of India as an alternative to first appellate authority. In September 2010, we have received the DRP Order as well as the order of assessment giving effect to DRP order that assessed additional taxable income for fiscal 2006 on WNS Global that could give rise to an estimated Rs.457.31 million ($10.2 million based on the exchange rate on September 30, 2010) in additional taxes, including interest of Rs.160.36 million ($3.6 million based on the exchange rate on September 30, 2010). The assessment order alleges that the transfer price the Company applied to international transactions between one of its Indian subsidiary and its other wholly owned subsidiaries was not appropriate. The order also disallowed certain expenses claimed as tax deductible and a tax holiday benefit claimed by the Company. Further, in September 2010, we have also received the DRP Orders as well as the orders of assessment giving effect to DRP orders in case of our certain other subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2006 that could give rise to an estimated Rs.242.71 million ($5.4 million based on the exchange rate on September 30, 2010) in additional taxes, including interest of Rs.41.08 million ($0.9 million based on the exchange rate on September 30, 2010). The DRP orders as well as assessment orders alleges that the transfer price the Company applied to international transactions with its related parties were not appropriate and taxed certain receipts claimed by the Company as not taxable. We intend to file appeal against the said orders before higher tax authorities. Based on the favorable decision from appellate authorities in previous years, legal opinion from counsel and after consultation with our Indian tax advisors, we believe that the chances of the aforementioned assessments, upon challenge, being sustained at the higher appellate authorities are remote and we intend to vigorously dispute the assessments and orders. We may be required to deposit with the tax authorities all or a portion of the disputed amount pending final resolution of the respective matters.
No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Quantitative and Qualitative Disclosures about Market Risk
General
Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.
Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to loss. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.
The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.
Risk Management Procedures
We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our foreign exchange committee, comprising the Chairman of the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling, US dollars and Euros, a significant portion of our expenses for the three months ended September 30, 2010 (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We hedge a portion of our foreign currency exposures.
Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for the three months ended September 30, 2010, a sensitivity analysis shows that a 10.0% appreciation in the pound sterling against the US dollar would have increased revenue for the three months ended September 30, 2010 by approximately $6.4 million. Similarly, a 10.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee for the three months ended September 30, 2010 by approximately $5.3 million.
To protect against exchange gains (losses) on forecasted inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.
Interest Rate Risk
Our exposure to interest rate risk arises principally from our borrowings which has a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the balance of which is linked to the Bank of England base rate. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facility entered into in 2008, which we refinanced in 2010, we entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively converted the term loan from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loan. The outstanding swap agreements as of September 30, 2010 aggregated $94 million. Our use of derivative instruments is limited to effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures.
We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures will be reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

Part III — Risk Factors
This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.
Risks Related to Our Business
The global economic conditions have been challenging and have had, and continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.
In the United States, Europe and Asia, market and economic conditions have been challenging with tighter credit conditions during fiscal 2010 and continuing into fiscal 2011. In fiscal 2010 and continuing into fiscal 2011, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining real estate market have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have, in fiscal 2010 and continuing into fiscal 2011, contributed to extreme volatility. These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2010 depreciated 7.2% as compared to the average exchange rate for fiscal 2009 which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and insurance industry. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations and cash flows specifically.
A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2010 and 2009, our five largest clients accounted for 53.0% and 53.4% of our revenue and 45.1% and 46.3% of our revenue less repair payments, respectively. In fiscal 2010, our three largest clients individually accounted for 15.5%, 13.4% and 12.6%, respectively, of our revenue as compared to 15.5%, 15.3% and 11.0%, respectively, in fiscal 2009. In fiscal 2010, our largest client, AVIVA, individually accounted for 23.1% of our revenue less repair payments compared to 21.0% in fiscal 2009.
First Magnus Financial Corporation, or FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. In fiscal 2007, FMFC accounted for 4.3% of our revenue and 6.8% of our revenue less repair payments. The loss of revenue from FMFC materially reduced our revenue in fiscal 2008.
Our prior contracts with another major client, Aviva International Holdings Limited, or AVIVA, provided Aviva Global, which was AVIVA’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to Aviva Global.

On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007 it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
We have, through our acquisition of Aviva Global in July 2008, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. We expect these facilities to continue to generate revenue for us under the AVIVA master services agreement. Further, through our acquisition of Aviva Global, we also acquired three facilities in Bangalore, Chennai and Pune. We expect revenue from AVIVA under the AVIVA master services agreement to account for a significant portion of our revenue. We therefore expect our dependence on AVIVA to continue for the foreseeable future. The AVIVA master services agreement provides for a committed amount of revenue. However, notwithstanding the minimum revenue commitment, there are also terminations at will provisions which permit AVIVA to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum revenue commitment.
In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable.
For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process outsourcing service provider or return work in-house.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports, and together with adequate disclosure controls and procedures, are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F.
Based on its evaluation, management has concluded that as of March 31, 2010, our company’s disclosure controls and procedures and internal control over financial reporting was not effective due to a material weakness identified in the design and operating effectiveness of our internal controls over the recognition and accrual of repair payments to garages and the related fees in our Auto Claims BPO segment. In order to remediate the identified material weakness, we have taken measures to augment our existing US GAAP expertise and strengthen our monitoring controls and documentation for the revenue recognition process in our Auto Claims BPO segment. However, we cannot assure you that the measures that we have taken to implement or any additional measures that we may implement will be successful in remediating the material weakness identified.
It is possible that in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.

We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
Since we were founded in April 1996, and especially since Warburg Pincus & Co., or Warburg Pincus, acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 15.3% to $582.5 million in fiscal 2010 from $438.0 million in fiscal 2008. Our revenue less repair payments has grown at a compound annual growth rate of 15.9% to $390.5 million in fiscal 2010 from $290.6 million in fiscal 2008. Our employees have increased to 21,958 as of March 31, 2010 from 18,104 as of March 31, 2008. Our majority owned subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008, which it expanded in fiscal 2010. Additionally, in fiscal 2010, we established a new delivery center in Costa Rica and streamlined our operations by consolidating our production capacities in various delivery centers in Bangalore, Mumbai and Pune. We now have delivery centers in six locations in India, the Philippines, Sri Lanka, the UK, Romania and Costa Rica. In fiscal 2011, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.
We have also completed numerous acquisitions. For example, in July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) a master services agreement with AVIVA MS, or the AVIVA master services agreement, pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses. Aviva Global was the business process offshoring subsidiary of AVIVA. Through our acquisition of Aviva Global, we also acquired three facilities in Bangalore, Chennai and Sri Lanka in July 2008, and one facility in Pune in August 2008. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue — Our Contracts” for more details on this transaction.
This rapid growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.
Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the United States. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the United States could reduce our revenue and seriously harm our business.
A substantial portion of our clients are concentrated in the banking, financial services and insurance, or BFSI, industry, and the travel and leisure industry. In fiscal 2010 and 2009, 65.4% and 62.6% of our revenue, respectively, and 48.4% and 49.5% of our revenue less repair payments, respectively, were derived from clients in the BFSI industry. During the same periods, clients in the travel and leisure industry contributed 16.3% and 19.6% of our revenue, respectively, and 24.3% and 26.5% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Since the second half of fiscal 2009, there has been a significant slowdown in the growth of the global economy accompanied by a significant reduction in consumer and business spending worldwide. Certain of our targeted industries are especially vulnerable to the crisis in the financial and credit markets or to the economic downturn. A downturn in any of our targeted industries, particularly the BFSI or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations and cash flows. For example, as a result of the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively. The downturn in the mortgage market could result in a further decrease in the demand for our services and adversely affect our results of our operations.

Further, since the second half of fiscal 2009, the downturn in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which have in turn decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environment in Europe and the United States, which continues to be weak. In fiscal 2010 and 2009, 74.9% and 74.7% of our revenue, respectively, and 62.6% and 65.7% of our revenue less repair payments, respectively, were derived from clients located in Europe. During the same periods, 24.5% and 25.0% of our revenue, respectively, and 36.5% and 33.9% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the United States). Any further weakening of the European or United States economy will likely have a further adverse impact on our revenue.
Other developments may also lead to a decline in the demand for our services in these industries. For example, the crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States in recent times, with the United States federal government taking over or providing financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.
We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. During fiscal 2010, 2009 and 2008, the attrition rate for our employees who have completed six months of employment with us was 32%, 31% and 38%, respectively. We cannot assure you that our attrition rate will not increase. There is significant competition in the jurisdictions wherever we have operation centers, including India, the Philippines and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.
In addition, our ability to maintain and renew existing engagements and obtain new businesses will depend, in large part, on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may not be successful in achieving the expected benefits from our transaction with AVIVA in July 2008, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, the term loan that we have incurred to fund the transaction and our other indebtedness may put a strain on our financial position.
In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses. We completed our acquisition of Aviva Global in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. In addition, through our acquisition of Aviva Global, we also acquired three facilities in Chennai, Bangalore and Sri Lanka in July 2008, and one facility in Pune in August 2008. The total consideration (including legal and professional fees) for this transaction with AVIVA amounted to approximately $249.0 million.

We entered into a $200 million term loan facility with ICICI Bank UK Plc, as agent, to fund, together with cash on hand, the consideration for the transaction. In July 2010, we refinanced the outstanding $115 million amount under this facility with cash on hand and proceeds from a new term loan facility for $94 million pursuant to a facility agreement dated July 2, 2010 with The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, DBS Bank Ltd, Singapore and BNP Paribas, Singapore. We have also established a £19.8 million (equivalent of $30 million) line of credit in the UK pursuant to a facility agreement dated June 30, 2010 with HSBC Bank plc which includes a two year term loan facility of £9.9 million and a working capital facility of £9.9 million. As at September 30, 2010, £9.9 million ($15.5 million based on the exchange rate on September 30, 2010) was borrowed against the term loan facility and £7.0 million ($11.0 million based on the exchange rate on September 30, 2010) was utilized out of the working capital facility. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” We cannot assure you that we will be able to grow our revenue, expand our service offerings and market share, or achieve the accretive benefits that we expected from our acquisition of Aviva Global and the AVIVA master services agreement.
Furthermore, the term loans we have incurred may put a strain on our financial position. For example:
•	they could increase our vulnerability to general adverse economic and industry conditions;

•	they could require us to dedicate a substantial portion of our cash flow from operations to payments on the term loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	they impose certain financial covenants on us which we may not be able to meet and this may cause the lenders to accelerate the repayment of the balance loan outstanding.
The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.
We have operations in India, the Philippines, Sri Lanka, the UK, Romania, Costa Rica, the US and Australia, and we service clients across Europe, North America and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in India, the Philippines, Sri Lanka, the UK, Mauritius, Romania, the Philippines, China, the Netherlands, Singapore, the US, Australia and Costa Rica. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated);

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations, cash flows and financial condition.
Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations.
Although substantially all of our revenue is denominated in pound sterling or US dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee appreciates against the US dollar or the pound sterling depreciates against the US dollar. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.
The average Indian rupee/US dollar exchange rate was approximately Rs.47.46 per $1.00 in fiscal 2010, which represented a depreciation of the Indian rupee of 3.0% as compared with the average exchange rate of approximately Rs.46.10 per $1.00 in fiscal 2009, which in turn represented a depreciation of the Indian rupee of 14.9% as compared with the average exchange rate of approximately Rs.40.13 per $1.00 in fiscal 2008. The average pound sterling/US dollar exchange rate was approximately £0.63 per $1.00 in fiscal 2010, which represented a depreciation of the pound sterling of 7.2% as compared with the average exchange rate of approximately £0.58 per $1.00 in fiscal 2009, which in turn represented a depreciation of the pound sterling of 14.3% as compared with the average exchange rate of approximately £0.50 per $1.00 in fiscal 2008.
Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.
Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.
Such concerns have led to proposed measures in the United States, including in connection with the Troubled Asset Relief Program, that are aimed at limiting or restricting outsourcing. There is also legislation that has been enacted or is pending at the State level in the United States, with regard to limiting outsourcing. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, it is possible that legislation could be adopted that would restrict US private sector companies that have federal or state governmental contracts from outsourcing their services to offshore service providers or that could have an adverse impact on the economics of outsourcing for private companies in the US. Such legislation could have an adverse impact on our business with US clients.
Such concerns have also led the United Kingdom and other European Union, or EU, jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK/EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us.
In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.

Our senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.
Our future success substantially depends on the performance of the members of our senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.
Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.
Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process outsourcing to India, and increased competition for skilled employees in India may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Further, following our acquisitions of Aviva Global, Business Application Associates Limited, or BizAps, and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK now represent a larger proportion of our total wage costs. Wage increases in the UK may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the year-end holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H1N1) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.
In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

Employee strikes and other labor-related disruptions may adversely affect our operations.
Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.
Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we fail to comply with any applicable rules or regulations, or if we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.
Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.
The terms of our client contracts typically range from three to eight years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2011 (including work orders/statement of works that will expire on or before March 31, 2011 although the related master services agreement has been renewed) represent approximately 6.5% of our revenue and 9.7% of our revenue less repair payments from our clients in fiscal 2010. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.
In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.
Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.

We enter into long-term contracts with our clients, and our failure to estimate the resources and time required for our contracts may negatively affect our profitability.
The terms of our client contracts typically range from three to eight years. In many of our contracts, we commit to long-term pricing with our clients and therefore bear the risk of cost overruns, completion delays and wage inflation in connection with these contracts. If we fail to estimate accurately the resources and time required for a contract, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our revenue and profitability may be negatively affected. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.
Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.
Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain engagement revenue, margins and cash flows over increasingly longer contract periods and general economic and political conditions.
Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency.
We have incurred losses in the past. We may not be profitable in the future and may not be able to secure additional business
We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling, general and administrative expenses to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.
If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.
Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.
Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in India, Sri Lanka, Romania, the Philippines and the UK, our international technology hubs in the US and the UK and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. Although our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.
We are liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through a breach of our computer systems, through our employees or otherwise.
We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. We seek to implement measures to protect sensitive and confidential client data and have not experienced any material breach of confidentiality to date. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our data centers could have a negative impact on our reputation which would harm our business.
We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Aviva Global in July 2008, BizAps in June 2008, Chang Limited in April 2008, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2007. In March 2008, we entered into a joint venture with Advanced Contact Solutions, Inc., or ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities and may present difficulties in financing the acquisition on attractive terms. Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 and may be required to record a significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.
As of March 31, 2010, we had goodwill and intangible assets of approximately $90.7 million and $188.1 million, respectively, which primarily resulted from the purchases of Aviva Global, BizAps, Chang Limited, Marketics Technologies (India) Private Limited, or Marketics, Flovate, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global Services Private Limited, or WNS Global. Of the $188.1 million of intangible assets as of March 31, 2010, $178.5 million pertain to our purchase of Aviva Global. Under US GAAP, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 relating to Trinity Partners. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $178.5 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2010 and 2009 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.
Our facilities are at risk of damage by natural disasters.
Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during floods caused by typhonium in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.
Our largest shareholder, Warburg Pincus, is able to significantly influence our corporate actions, and may also enter into transactions that may result in a change in control of our company.
Warburg Pincus beneficially owns approximately 48.6% of our shares. As a result of its ownership position, Warburg Pincus has the ability to significantly influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. Actions that are supported by Warburg Pincus are very likely to be taken and the interests of Warburg Pincus may differ from the interests of other shareholders of our company.
A change in control or potential change in control transaction may consume management time and company resources and may have a material adverse impact on our business.
In July 2009, our board of director received unsolicited offers from a few financial institutions and strategic investors to buy a majority or all of the ordinary shares of our company. While such offers or proposed sale may not result in the consummation of a change in control transaction, consideration and evaluation of such offers may consume management time and company resources and distract management’s attention. Warburg Pincus, our 48.6% shareholder, may also seek to sell all or a substantial portion of its shareholding in our company, which may result in a change in control in our company. A potential change in control may cause uncertainty among our employees, our creditors and other stakeholders, and may thereby have a material adverse impact on our business. If a change in control transaction is consummated, many of our client contracts may entitle those clients to terminate the client contract with our company. Any of the foregoing events could have a material adverse effect on our business, results of operations, financial condition and cash flows, as well as cause our ADS price to fall.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.
Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include:
•	a classified board of directors with staggered three-year terms; and

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our board of directors to increase the number of outstanding shares and prevent or delay a takeover attempt.
These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.
It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.
We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.
We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.
The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process outsourcing and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.
Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.
We are incorporated in Jersey, Channel Island and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.
As a company incorporated in Jersey, Channel Island, we enjoy tax benefits that result in us not having to pay taxes in Jersey. In late 2009 it was reported that concerns had been raised by some members of the ECOFIN Code of Conduct group as to whether the current tax regime for companies incorporated in Jersey could be interpreted as being outside the spirit of the EU Code of Conduct for Business Taxation. The Treasury and Resources Minister of the States of Jersey confirmed in his budget speech on December 8, 2009 that the current tax regime in Jersey had been found to be compliant with the EU Code of Conduct. The Minister has also announced a review of business taxation in Jersey. Although the Minister stated in his budget speech that he understood the fundamental importance of tax neutrality to Jersey’s financial service industry and the requirement that this be maintained, the outcome of this review cannot at this time be predicted. We cannot assure you that following the review, the current taxation regime applicable in Jersey will not be amended and render us liable for taxation.

Risks Related to Key Delivery Locations
A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. Various factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members or the formation of a new unstable government with limited support, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. The Government of India may decide to introduce the reservation policy. According to this policy, all companies operating in the private sector in India, including our subsidiaries in India, would be required to reserve a certain percentage of jobs for the economically underprivileged population in the relevant state where such companies are incorporated. If this policy is introduced, our ability to hire employees of our choice may be restricted. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation policies), social stability or other political, economic or diplomatic developments affecting India in the future.
India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, on the value of our ADSs and on your investment in our ADSs.
If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition could be negatively affected.
Under the tax laws in India, except for three delivery centers located in Mumbai, Nashik and Pune, all our delivery centers in India benefit from a holiday from Indian corporate income taxes. As a result, our service operations, including any businesses we acquire, have been subject to relatively low Indian income tax liabilities. We incurred minimal income tax expense on our Indian operations in fiscal 2010 and the first half of fiscal 2011 as a result of the tax holiday, compared to approximately $15.1 million and $7.9 million that we would have incurred if the tax holiday had not been available for the respective periods.
The Indian Finance Act, 2000 provides a tax holiday for companies registered as an exporter of business process outsourcing services with the Software Technology Parks of India, or STPI, over a ten-year period from fiscal 2000 through fiscal 2009. In May 2008, the Government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. In August 2009, the Government of India passed the Indian Finance (No. 2) Act, 2009, which further extended the STPI tax holiday period by an additional year through fiscal 2011. Because of the extension of the STPI tax holiday through fiscal 2011, we recorded in fiscal 2010 a net deferred tax credit of $0.5 million on account of a reversal of deferred tax liability on intangibles; partially offset by a reversal of deferred tax assets on lease rentals. The tax holiday enjoyed by our delivery centers located in Bangalore, Chennai, Gurgaon, Mumbai, Nashik and Pune will expire on April 1, 2011 except for the tax holiday enjoyed by three of our delivery centers located in Mumbai, Nashik and Pune which expired on April 1, 2007, April 1, 2008 and April 1, 2009, respectively. Our subsidiaries in Sri Lanka and Costa Rica and our joint venture company in the Philippines also benefit from similar tax exemptions. We incurred minimal income tax expense on our Sri Lanka operations in fiscal 2010 and first half of fiscal 2011 as a result of the tax holiday, compared to approximately $0.5 million and $0.2 million that we would have incurred if the tax holiday had not been available for the respective period. When our tax holiday expires or terminates, or if the applicable government withdraws or reduces the benefits of a tax holiday that we enjoy, our tax expense will materially increase and this increase will have a material impact on our results of operations. For example, in the absence of a tax holiday in India, income derived from India would be taxed up to a maximum of the then existing annual tax rate which, as of March 31, 2011 was 33.22%.

In 2005, the Government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated special economic zones, or SEZs, may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center in Gurgaon benefits from this tax holiday which will expire in fiscal 2022. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits under the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs.
The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.
Transfer pricing regulations to which we are subject require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.
We may be required to pay additional taxes in connection with audits by the Indian tax authorities.
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding that we believe could be material to our company given the magnitude of the claim. For example, in January 2009, we received an order of assessment from the Indian tax authorities that assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated Rs.728.1 million ($16.2 million based on the exchange rate on September 30, 2010) in additional taxes, including interest of Rs.225.9 million ($5 million based on the exchange rate on September 30, 2010). The assessment order alleges that the transfer price the Company applied to international transactions between one of its Indian subsidiaries and its other wholly owned subsidiaries was not appropriate. In March 2009, we received from the Indian service tax authority an assessment order demanding payment of Rs.346.2 million ($7.7 million based on the exchange rate on September 30, 2010) of service tax and penalty for the period from March 1, 2003 to January 31, 2005. In November 2009, we received a draft order of assessment for fiscal 2006 from the Indian tax authorities (incorporating a transfer pricing order that we had received in October 2009). We had disputed the draft order of assessment before Dispute Resolution Panel, or DRP, a panel recently set by Government of India as an alternative to first appellate authority. In September 2010, we received the DRP order, as well as the order of assessment giving effect to DRP order, that assessed additional taxable income for fiscal 2006 on WNS Global that could give rise to an estimated Rs.457.31 million ($10.2 million based on the exchange rate on September 30, 2010) in additional taxes, including interest of Rs.160.36 million ($3.6 million based on the exchange rate on September 30, 2010). The assessment order alleges that the transfer price the Company applied to international transactions between one of its Indian subsidiary and its other wholly owned subsidiaries was not appropriate. The order also disallowed certain expenses claimed as tax deductible and a tax holiday benefit claimed by the Company. Further, in September 2010, we also received the DRP orders, as well as the orders of assessment giving effect to the DRP orders, relating to our certain other subsidiaries assessed for tax in India, that assessed additional taxable income for fiscal 2006 that could give rise to an estimated Rs.242.71 million ($5.4 million based on the exchange rate on September 30, 2010) in additional taxes, including interest of Rs. 41.08 million ($0.9 million based on the exchange rate on September 30, 2010). The DRP orders as well as assessment orders allege that the transfer price the Company applied to international transactions with its related parties were not appropriate and taxed certain receipts claimed by the Company as not taxable. We intend to file an appeal against the said orders before the higher tax authorities. Based on the favourable decision from appellate authorities in previous years, legal opinion from counsel and after consultation with our Indian tax advisors, we believe that the chances of the aforementioned assessments, upon challenge, being sustained at the higher appellate authorities are remote and we intend to vigorously dispute the assessments and orders. We may be required to deposit with the tax authorities all or a portion of the disputed amount pending final resolution of the respective matters. No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows.

There can also be no assurance that we will not receive similar or additional orders of assessment in the future. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Tax Assessment Orders” for more details on these assessments.
Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.
Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as the recent bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.
Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.
The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
If more stringent labor laws become applicable to us, our profitability may be adversely affected.
India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process outsourcing industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.
Risks Related to our ADSs
Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities. As at September 30, 2010, we had 44,329,959 ordinary shares outstanding, including 21,964,248 shares represented by 21,964,248 ADSs. In addition, as of September 30, 2010, there were options and restricted stock units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan to purchase a total of 2,827,723 ordinary shares or ADSs.

All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may be sold in the United States if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.
The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our three monthly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.
In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Holders of ADSs may be restricted in their ability to exercise voting rights.
At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.
As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.

We may be classified as a passive foreign investment company which could result in adverse United States federal income tax consequences to US Holders.
We believe we are not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended March 31, 2010. However, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. As noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 27, 2010

WNS (HOLDINGS) LIMITED

By:	/s/ Alok Misra

Name:	Alok Misra
Title:	Group Chief Financial Officer